U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                             FORM 10-SB Amendment 4

                            Mariculture Systems, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Florida                                          65-0677315
----------------------------------------               -------------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                             Identification No.)

P.O. Box 968
Lake Stevens, Washington                                         98258
----------------------------------------               -------------------------
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number: (425) 397-0409

Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be registered                           each class to be registered

                 None                                             None
------------------------------                   ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                            Mintmire & Associates
                                            265 Sunrise Avenue, Suite 204
                                            Palm Beach, FL 33480
                                            Tel: (561) 832-5696
                                            Fax: (561) 659-5371

Item 1: Description of Business:

(a)      Business Development

     Mariculture Systems, Inc. (the "Company" or "Mariculture") is incorporated in the State of Florida. The Company is not presently trading on an exchange, but has applied to have its common stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted. Its executive offices are presently located at P.O. Box 968, Lake Stevens, Washington 98258. Its telephone number is (425) 397-0409 and its facsimile number is (425) 672-8012.

     The Company is filing this Form 10SB on a voluntary basis so that the public will have access to the required periodic reports on Mariculture's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act").

     The Company was incorporated in the State of Florida on July 8, 1996. On August 22, 1996, the Company entered into a share exchange agreement whereby the Company issued and exchanged 8,800,000 shares of its common stock for one hundred percent (100%) of the issued and outstanding stock of Mariculture Systems, Inc. a Washington corporation ("MSIW") (the "Share Exchange"). MSIW was incorporated on August 25, 1994 with the goal of becoming a major supplier of proprietary and non- proprietary equipment to the aquaculture industry. As a result of the Share Exchange transaction, MSIW became a wholly owned subsidiary of the Company. When MSIW entered into the Share Exchange agreement with the Company and became a wholly owned subsidiary of the Company, MSIW was administratively dissolved on September 19, 1997 with all assets and liabilities transferred to the Company.

     MSIW concentrated its initial efforts to fund raising through private placement of its common stock and on the engineering necessary to take the Company's closed containment finfish rearing technology to commercial reality via a pilot system for growing finfish. The closed containment technology is recognized by the registered brand name SARGO. The pilot project, titled SARGO1, initiated by MSIW and completed by the Company, was instrumental in providing proof of concept for closed containment aquaculture. Although several prototype systems of closed containment design have been attempted on land by other firms over the past twenty (20) years, no attempt had been made to develop a floating facility of closed containment grow-out reservoirs.

     A limited two (2) year term agreement was provided through National Marine Fisheries Service ("NMFS") to operate the pilot system in federal waters. Actual installation of the pilot was accomplished in July 1996 and operated continuously until September 1997, when a successful harvest was accomplished. The harvested fish were sold through a Seattle brokerage used by the nearby net-pen operation to take their live harvested fish to market.

     Through September 1999, further efforts in operating the pilot system were confined to water flow analysis, effecting improvements in waste removal and processing, evaluating water pumping requirements, water oxygenation methods and general support systems. The entire facility was removed from the water after the expiration of the NMFS agreement.

     Currently, there are no SARGO systems installed, sold or in operation. The Company has been operating on a very low level of borrowed operating capital and private stock placements until sales begin to bring in revenue. In June 2001, David E. Meilahn, the Company's current President, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000.

     See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)      Business of Issuer.

General

     The Company was formed in July 1996 and had little or no operations until August 1996, when it acquired MSIW through the Share Exchange. MSIW was incorporated on August 25, 1994 with the goal of becoming a major supplier of proprietary and non-proprietary equipment to the aquaculture industry. MSIW concentrated its initial efforts to fund raising through private placements of its unregistered stock and on the engineering necessary to take the technology to commercial reality via a pilot system for rearing finfish. As a result of the Share Exchange, MSIW became a wholly owned subsidiary of the Company, and then administratively dissolved on September 19, 1997. Mariculture is an aquaculture technology company involved in the business of "farming" aquatic animals and plants. Its principal activity is to develop, manufacture and market proprietary systems that enable commercial fish farmers to increase productivity and profits while reducing risks to their crop and limiting environmental impact.
Ultimately,   the  Company  seeks  to  lead  the  world  in  providing  turnkey, state-of-the-art equipment solutions for productive farming of the global aquatic resources.

     The Company's independent certified public accountant has referred to the Company as a "going concern" in the Company's financial statements. Accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a working capital deficiency and faces uncertain conditions regarding its ability to transition from a development stage company to an operating entity that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in
Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

World Wide Fishing Industry

     Management's market analysis has found that the world's oceans have been fished nearly to the limits of their sustainable yields. Through a press release by Worldwatch dated, Saturday, September 28, 1996, Lester R. Brown wrote, "Marine biologists report that all 17 oceanic fisheries are being fished at or beyond capacity. For the first time in history, the world's farmers can no longer expect any help from its fishers in expanding the world food supply." Inasmuch as worldwide environmental degradation of the oceans contributes to the decline of marine life, over-fishing is the primary cause of dwindling fish populations. The oceans are not an unlimited reservoir, and human demands are approaching the limits of oceanic fisheries to supply fish.

     Global demand for fresh seafood has steadily increased in recent years. United Nations Food and Agriculture Organization ("FAO") data shows that the disposition of world aquaculture and commercial catches to "Marketed Fresh" has increased from 25.3% in 1993 to 35.1% in 1997. Worldwide consumption of seafood has also increased. Data published in 2000 by FAO shows consumption of seafood increasing from 27.0 pounds per capita in 1976 to 30.0 pounds per capita in 1990 and 33.5 pounds per capita in 1996. US Bureau of Census data, published in December 1998, predicts that world population will continue to grow and is anticipated to reach 6.8 billion people by 2010, an increase of 1 billion people from 1997. In order to maintain the current consumption level of 33.5 pounds per capita, management forecasts that seafood production will have to increase by
15.5 million metric tons by 2010. The same forecast predicts that seafood production will need to increase by another 15.5 million metric tons in 2025 and again in 2040. This concurs with United Nation's Medium-Term Outlook: Fish Consumption in 2010, published in The State of World Fisheries and Aquaculture 1998. "It is estimated that world demand for food fish in 2010 would be between 105 million and 110 million tonnes and available supplies about 105 million tonnes, with an additional 30 million tonnes being converted into animal feed." With 1998 fisheries and aquaculture production at 122 million tonnes, FAO forecasts an increase in demand of 13 - 18 million tonnes.

     It is widely believed that the oceans are approaching their sustainable yields, mostly due to extensive fishing by large-scale industrial operations and over-fishing. In addition to comments by Lester Brown, Worldwatch member David Roodman states in a press release dated Saturday, December 7, 1996, "Subsidies for the global fishing fleet have helped produce enough boats, hooks, and nets to catch twice the available fish, contributing to over-fishing and destruction of fisheries." From the FAO, The State of The World Fisheries and Aquaculture 2000, part one, page one, we quote: "For the two decades following 1950, world marine and inland capture fisheries production increased on average by as much as 6 percent per year, trebling from 18 million tonnes in 1950 to 56 million tonnes in 1969. During the 1970s and 1980s, the average rate of increase declined to 2 percent per year, falling to almost zero in the 1990s. This leveling off of the total catch follows the general trend of most of the world's fishing areas, which have apparently reached their maximum potential for capture fisheries production, with the majority of the stocks being fully exploited. It is therefore very unlikely that substantial increases in total catch will be obtained." K.J. Rana of FAO states, "It is widely acknowledged that fish supplies from traditional marine and inland capture fisheries are unlikely to increase substantially and that the projected shortfalls in fish supply will probably be met mainly from expansion within the aquaculture sector." "Aquaculture is one of the fastest growing food-producing sectors, providing an acceptable supplement to and substitute for wild fish and plants." Management concurs, that with the current state of fisheries, additional production of seafood will have to come mainly from aquaculture.

Aquaculture Industry

     Aquaculture is the art of cultivating the products of water or the raising of fish. It includes the culture of fish, mollusks, crustaceans, algae, seaweed and even bullfrogs and alligators. Fish farming is the process of rearing desirable species of fish in captivity and managing both the fish and their environment to improve growth and reproduction. Fish are reared in fish farms much as farm animals are raised in the barnyard. The fish culturist manages the aquatic environment to protect the fish from predators, parasites and disease. The culturist also feeds the fish and controls water quality to prevent pollution.

     The increase in demand for seafood has spawned new growth in the fish farming industry. As happened with other basic meats, the traditional "hunting" means of providing fish is now being replaced by a "farming" means known as aquaculture. This growth in aquaculture created many new fish culture facilities around the world, producing a wide variety of finfish species. Currently, large finfish sea farms cultivate salmon, sea bass and sea bream. Tuna, sturgeon and halibut are now being developed and farmed on a small scale.

     The animal aquaculture industry continues to be a large and growing segment of the world's seafood economy. FAO, THE STATE OF THE WORLD FISHERIES AND AQUACULTURE 2000, part one, page one, states: "In contrast (to the leveling off of the fisheries production), growth in aquaculture production has shown the opposite tendency. Starting from an insignificant total production, inland and marine aquaculture production grew by about five percent (5%) per year between 1950 and 1969 and by about eight percent (8%) per year during the 1970s and 1980s, and it has increased further to ten percent (10%) per year since 1990." Data from the Department of Commerce, National Marine Fisheries Service, ("NMFS") published in 1999, shows that aquaculture production increased two hundred forty-six percent (246%) from 1988 to 1997 (11.7 million metric tons in 1988 to 28.8 million metric tons in 1997).

Existing Aquaculture Methods

     Aquaculture facilities now operate in lakes, ponds, on land, in the ocean near shore and in the open ocean. Current marine finfish farming techniques employ "open net pens," that are commonly clustered into "farms" located within cold or warm near-shore coastal waters, in warm water ponds as well as in cool water impoundment areas. At this time, the net pens are predominantly used to farm Atlantic salmon. Research is now being performed to develop the techniques and knowledge base to rear many other species of finfish.

     Nearly all open net pen cages are suspended from floating walkways or support structures that are moored near shore. Normally, pens or cages are sized either forty feet square (40 ft. sq.) or fifty feet square (50 ft. sq.) by twenty feet (20 ft.) to forty feet (40 ft.) in depth, although larger nets up to eighty feet (80 ft.) are now being introduced in some farms. Farms typically consist of twenty (20) to eighty (80) cages floating in two (2) to five (5) acres of surface water. These cage operations must be placed in high tidal water exchange locations to maintain adequate levels of dissolved oxygen and to dispose of accumulated fish and food wastes that fall through the nets to the bottom.

     Operation of a net pen facility is relatively labor intensive. As the fish grow in size and require more water flow, the nets must be replaced with different mesh sizes or the fish must be moved from pen to pen. Removal and cleaning of the nets must be performed on a regular basis to reduce marine fouling that grows over and closes the mesh. Constant inspection of the nets is required to find predator damage and immediately repair the nets to avoid escape of the crop. Feeding of the fish is usually performed by hand or with semi-automatic feeders and must be done on a regular schedule to maintain growth. Handling and moving the fish is kept to a minimum as it creates excessive stress and increases mortality losses.

     With net pen facilities, many factors contribute to a high incidence of disease and mortality, resulting in a less than ideal survival rate, thus challenging the net pen farmer's ability to raise fish and maintain profitability. These are:

     * Location - net pens must be located where there is pollution-free high tidal water flow.
     * Diseases - high mortality rate fluctuations due to "red tide" and other shallow water diseases
     * Biological - predators penetrate or damage nets, and eat or release fish crop.
     *    High Food Cost - water currents carry away much of the feed.
     * Environment - discharge of high levels of organic fish waste and pollutants.
     * Scenic View - the increase in shore-side landowners not wanting a facility within sight.

New SARGO(TM) Technology

     Management believes the SARGO rearing system is the first to offer the industry unparalleled control of the growing environment. The system is a floating farm facility that uses methods proven in land-based systems and makes them work in the near-shore ocean and lake locations.

     A SARGO system consists of one (1) or more modular pods. Each pod is composed of four (4), rigid wall, floating fish reservoirs. Each pod also has a centralized service platform fitted with required pumps, feeding equipment and sensor control systems. Ideal, deep source water is pumped into the reservoirs continuously, replenishing oxygen levels for the fish and providing a water current "raceway" for the fish to school naturally. Nearly one hundred percent (100%) of the solid fish waste and other organic matter is contained and collected in the SARGO system. Once collected, the customer can pump the waste to shore where it can be processed to be used as fertilizer, or can be disposed in a land fill. The operator can also process the waste on site with an optional treatment system.

     The optional marine sanitation device oxidizes and disinfects the fish fecal waste and uneaten food by means of electrochemical reaction. A mixture of finely ground, or macerated, waste and seawater passes between electrically charged plates. The chloride salts of the seawater are decomposed by electrolysis to form hypochlorite, which kills harmful bacteria and oxidizes the organic compounds in the waste stream. A single pass between the plates kills nearly one hundred percent (100%) of resident bacteria and oxidizes approximately ninety-five percent (95%) of organic compounds. The sanitation device will process over fifty-six thousand (56,000) liters per day of concentrated waste.

     In a typical farm, there are multiples of pods, each of which provide the fish raising ability of over forty (40) net pens. A SARGO farm, physically equivalent in site size to the largest net pen farms currently in operation, would produce approximately eight thousand (8,000) metric tons of salmon per year. The production capacity of the comparably sized net pen operation is only 1,000 metric tons per year.

Technology Comparison

         Advantages

     There are many advantages that the SARGO system offers over its biggest current competitor, the common net pen. The system can substantially reduce operating costs through improved feed management, reduced labor and eliminating the predator losses and fish escapes that plague all net-pen operators. In addition, the system offers unprecedented control over waste containment, water flow and oxygen, permitting three hundred percent (300%) and higher stocking densities. A fully contained SARGO system offers the finfish farmer complete control of the fish- rearing environment leading to the lowest production cost per pound of fish.

     Many of the key SARGO features provide advantages so pronounced, that when compared to current net pen technology, management believes the system will create new environmental and regulatory standards for commercial fish farming facilities. Such concerns, as discussed under "Existing Aquaculture Methods", are quickly resolved with a SARGO system. Management's research has created the following chart, which estimates the comparison of these specific attributes and the SARGO benefits:

                    Traditional Net Pens                                  SARGO System
ENVIRONMENTAL       Fish waste and excess food accumulations              Controlled removal of food and organic waste for
STANDARDS           beneath pens are cause for significant                treatment or disposal minimizes environmental
                    environmental concern among regulatory                controversies.  Provides regulatory agencies with
                    agencies, environmentalists and public interest       viable alternatives for permitting as aquaculture
                    groups.                                               proliferates.

CONTAMINATION       Danger of 50% to 100% crop losses from toxic          Phytoplankton bloom phenomena do not occur at
CONTROL             phytoplankton blooms that thrive in surface           depths from which water is supplied. Surface
                    waters.  No control is currently available.           water pollution avoided since source is a clean
                                                                          deep-water site.

SURVIVAL            Source of growth environment water is from            Nonporous rigid pen reservoir isolates fish from
RATES               surface down to 40 feet.  Very limited control        surrounding environment.  Growth environment
                    over environment characteristics. Survival rates      water controlled by supply from desired depths.
                    less than ideal.                                      Survival rates expected to consistently reach 95%
                                                                          or more.

DISEASE ISOLATION   No control over spread of disease to adjacent         Independent pen environment provides significant
                    pens.  Indiscriminate or uncontrolled use of          control over disease outbreak and transmission.
                    medicines results in highly erratic effectiveness     Allows for discriminate use of antibiotics for
                    and can negatively impact surrounding ecology.        more consistent results and reduced ecological
                                                                          side effects.

PREDATION           Very susceptible to predation losses from seals,      Impenetrable, opaque, rigid-wall reservoir shields
LOSS                sea lions, dog fish, otters and other predators.      fish crops from predators, eliminates predation
                                                                          losses.

STRESS              Stress is caused by all the above factors. It is      Growth environment control reduces stress
                    the major factor in disease outbreak and subsequent   factors.  Promotes greater fish growth and higher
                    mortality.                                            survival rates.

OXYGEN              Loading densities per pen volume are limited by       Pumped water provides sufficient water exchange
LEVELS              surface water exchange, oxygenation levels and        and oxygenation levels to support 3 to 5 times
                    temperature.  All of which vary greatly by            greater fish loading densities per comparable pen
                    location and by tidal action.                         volume.  Reduces farm size and capital costs thus
                                                                          yielding better profits.

TEMPERATURE         Susceptible   to  variable   surface   water          Water pumped from 60 to 200+ feet source, provides
CONTROL             conditions which  stress  organisms  and slow         stable temperature and salinity control.  Environment
                    growth.   Water temperatures and salinity             is consistent with species requirements that promote
                    characteristics at near surface levels not            optimal growth and health.
                    optimal for many species.  Warmer water promotes      requirements that promote optimal growth and
                    disease outbread.                                     health.

PRODUCT             Lack of open water current discourages fish from      Controlled current flow promotes schooling and
QUALITY             exercising thus lowering flesh quality.               continuous exercise, resulting in more consistent
                                                                          firm flesh characteristics.

FEED                Open net pen design contributes to loss of feed       Collection and analysis of waste by-products
UTILIZATION         through the netting and increased feed costs.         maximizes feed utilization and helps reduce over-
                                                                          feeding waste and excess costs.

SYSTEM              Nets require replacement every 3-4 years,             Reservoir life estimated at 30 years plus.  Reduces
MAINTENANCE         increasing capital costs.  Cleaning, repair,          long term capital costs.  Less maintenance and
LIFE                maintenance and labor costs are high.  Frequent       cleaning required.  Minimizes fish handling and
                    cleaning and repair increases fish stress.            the resulting stress.

PERMITTING and      Lengthy and costly permitting process.  Many          Offers alternatives for speedier regulatory
LICENSING COSTS     sites are not available for permitting due to         permitting.  Sites are made available that would
                    environmental issues.                                 not be possible for open net pens.

Limitations

1. The SARGO FinFarm may have a higher up-front capital cost when compared to conventional net pen farms. A net pen depends upon tidal exchange to supply oxygen and to remove wastes. As a closed containment system, the SARGO farm depends on additional controls and processes for successful operation. These controls and processes require backup systems for redundancy. The cost for the controls and processes contribute to the higher up- front costs. However, both net pen and SARGO capital costs are comparable when looking at overall farm costs. The total installed capital cost for a net pen that produces 440 metric tons of fish is similar to the cost of a SARGO farm that produces 440 metric tons of fish.

     For example: In the National Strategic Initiative Project Summaries 2000, the National Marine Aquaculture Initiative, ("NMAI"), reported to the Department of Commerce, ("DOC"), National Oceanic and Atmospheric Administration, ("NOAA"), on their development of codes of practice for environmentally responsible aquaculture. The report indicated that per their economic model for Atlantic cod, their farm study required an investment of $4.5 million for thirty-six (36) net pens divided into twelve groups or cohorts providing five thousand cubic meters (5,000 m3) of cage space at a cost of $375,000 per group. Each SARGO reservoir has a usable tank volume of two thousand five hundred cubic meters (2500 m3) and a four (4) reservoir system would have a usable volume of 10,000 cubic meters. A ten thousand cubic meter (10,000 m3) net pen facility would require two (2) of the reported study's cohorts or a total of six (6) net pens at a cost of $750,000. When considering volume only, at approximately $1,500,000 for four (4) reservoirs, the up-front capital cost for a SARGO system is initially higher.

     When looking at production output, net pens are more costly. Stocking densities have been historically greater in tank/reservoirs than net pens. Investigations by the Environmental Assessment Office presented in "Salmon Aquaculture Review," British Columbia, Canada have shown that the stocking densities of 8 to 14 kg/m3 of water volume in net pen operations are increased to over 75kg/m3 in tests using land based reservoirs and rearing Atlantic salmon. Researchers have taken the stocking densities to 120 kg/m3 and believe the ultimate limit is much higher. Management recommends that the reservoirs be stocked so as to reach a minimum of 45 - 50 kg/m3 at harvest. When looking at production capacity, the SARGO technology is capable of producing three (3) times as many fish per volume than a net pen operation of similar volume. To produce the same volume of Atlantic salmon as a four (4) reservoir SARGO farm, the net pen farmer would need eighteen
     (18) net pens at a total cost of $2,250,000.

2. Risk of system failure. At the higher stocking densities, pump failure will cause the oxygen levels to deplete to a harmful level for the fish crop in one and half-hours. Power outages and pump damage are the two reasons for pump failure. The Sargo system is run on local power or by a stand-alone generation plant. In each case, a standby generator is connected to the system to supply power when the primary systems fail. In the event that a pump becomes damaged, the farm manager can drop an emergency oxygen diffuser directly into the affected reservoir to add up to twenty-four (24) hours of life supporting oxygen until the damaged pump is removed and replaced. The SARGO system is designed so that a damaged pump can be removed and replaced in less than one-hour.

     3. The system requires a labor force with a higher skill set. The farm will require at least one (1) laborer with the knowledge and ability to maintain the electrical and mechanical systems of the farm.

4. The process and controls of the SARGO farm require additional power, which contribute to slightly higher utility costs.

5. Both net pens and the SARGO system require installation in protected sites. The SARGO farm was developed to work effectively in harsh environments. The system has proven itself against 100+ mile winds, 6-knot currents and continuous wave action. However, waves higher than 5 feet could introduce surface contaminated water into the reservoir. The reservoir is built with an overflow port that allows excess water to flow out of the tank. The effects of the contamination are minimal, as this is the same water that flows through a net pen continuously and by the fact that the entire volume water in the reservoir is exchanged in less than one and a half-hours. To minimize the effects of wave action management recommends that the SARGO system be installed in a protected area.

Product Development

     Mariculture developed the SARGO design with over three (3) years of research into addressing the aquaculturists' needs and engineering a sustainable alternative. All major design work was done by the Mariculture staff and outside consulting engineers were used for evaluation of the subsystems and various issues associated with water based platforms. Patents are issued or pending on all proprietary system and software designs. (See "Patents, Copyrights and Trademarks").

     The Company produced and installed a fully operational demonstration unit consisting of a service platform or barge and a single grow-out reservoir at a pilot site provided by the National Marine Fisheries Service ("NMFS") in June 1996. The scope of the project at NMFS was to test and provide proof of concept for a newly designed floating aquaculture system for the marine culture of finfish. The project, a 24- month trial, was to test the economic and technical feasibility of floating, rigid wall circular reservoir systems containing
Atlantic salmon. Permission to place the test facility, with no cost to the governing agencies, at the existing NMFS site was obtained through earlier orders issued by the United States Department of Commerce, National Oceanic and Atmospheric Administration for the NMFS. There was no formal contract regarding this test site. Mariculture was allowed by the U S Department of Commerce, National Marine Fisheries Service, to utilize a portion of their existing permit, expanded for this evaluation, from the United States Corp. of Engineers.

     Cooperation between NMFS and Mariculture was consistent with federal science policy elements establishing working relationships with the private sector (Stevenson-Wydler Technology Innovation Act of 1980 {P.L. 96-480}, and the Technology Transfer Act of 1986 {P.L. 99-502}. Cooperation is likewise consistent with recent NFMS policy and goals regarding development of sustainable aquaculture through improving the efficiency and profitability of aquaculture production systems.

     In addition, the Department of Commerce Administrative Order 217-19, dated November 13, 1986, entitled "Use of Department of Commerce Facilities for Proprietary or Non-Proprietary Research Purposes" states in part that specialized Federal facilities, laboratories, observatories, vessels, aircraft, and scientific equipment are a high-cost national resource that should be used to the maximum. The Department encourages sharing these resources for research by Federal agencies and, when appropriate, by State and local governments, educations institutions, and the private sector. This order consolidates existing authorities, procedures, and responsibilities for managing the use of Commerce facilities under these circumstances. Under the conditions established in this Order, the head of an operating unit will allow the use of specifically designated facilities by scientific and other qualified outside individuals and entities. These directives permitted Mariculture the benefit of using a free site for its pilot test.

     Fish, in the form of Atlantic salmon smolts from a neighboring net pen fish farm, were purchased and installed in the test unit in late September 1996. Global Aqua Farms, an independent Washington farm operation owned by a Norwegian parent, provided and sold the smolts at cost to the Company. The Company also procured at cost from Global Aqua, the feed used to rear the fish. As both the fish and the feed were obtained from the same lots, and Global Aqua agreed to share data, this allowed the net pen to be used as a control group for grow-out comparisons. The Company's association with Global Aqua was solely in the interest of economics and provided insight for Global Aqua into whether they would become a customer for the SARGO system. All information gathered from the control net pens was provided by Global Aqua and was considered by them, to be typical of the results usually obtained during grow-out of Atlantic salmon in their net pen facilities. Global Aqua was, at the time of the pilot SARGO project, the largest fish farm operator in the State of Washington.

     Due to limitations imposed by the US Army Corp. of Engineers permit to NMFS, the Company was not allowed to install the maximum number of fish that a full sized SARGO reservoir would accommodate. Thus, the overall volume of the pilot reservoir installed at the NMFS site was scaled down in size to directly simulate the operational performance and the biomass densities expected of a fully loaded, full size commercial reservoir.

     The fish crop was harvested in September 1997. No direct scientific comparison was made between SARGO raised Atlantic salmon and other farmed or wild catch Atlantic salmon. The fish were graded and sold by Global Aqua, the net pen operator used as a control group manager. When filets of farmed vs. wild Atlantic salmon were compared visually, the wild fish generally have firmer muscle mass and have less fat. The SARGO farmed salmon filets were firmer and leaner that the filets from the net pen control group. The harvest produced approximately 4,500 fish that were sold through Global Aqua's broker. The SARGO crop produced income of $36,380 after deductions for the cost of smolts and feed. Considering the cost of energy and the cost of labor, the overall cost of production for that period was determined to be approximately $0.50 per pound less than that of the conventional net pen farming techniques.

     After the harvest, the demonstration unit was kept in use to study a variety of improved waste handling and waste education schemes, energy reduction studies, water flow patterns, oxygenation methods and other operational characteristics. Upon completion of these studies and the expiration of the time limit on the NMFS agreement, the system was dismantled in September of 1999.

     The pilot study was done as a comparison to its control group (a traditional net-pen system). Net pen operations are directly affected by their surrounding environment and the resulting grow out parameters will vary from one net pen to another. The noted mortality rates are due to general losses and biological sampling during the grow-out period including predation losses. The control group was subject to extraordinary losses due to escapement and a Red tide bloom. The extraordinary losses are not used in the scientific comparison of grow-out analysis. A comparison of results are approximated in the following table:

                          COMPARATIVE GROW-OUT RESULTS

                                                     SARGO (Mariculture)        Control Net Pen
Food Conversion Ratio
         (ratio of feed to produced muscle tissue):  1.26/lb                    1.40/lb
Mortality rate:                                      3.5%                       20%
Time to grow to marketable size:                     10 months                  13-14 months
Cost of Production:                                  $1.24/lb                   $1.65/lb
Harvest Densities:                                   29.4 kg per cubic meter    15 kg per cubic meter
Sediment quality:                                    no impact                  Benthic (sea floor) kill zones observed
Predation:                                           zero loss                  40,000 fish lost


     Net Pen and Cage farms are dependent on tidal exchange for crop survival. The open flow of water through the farm can also move undesirable conditions into the nets. Operators have to continually monitor the surrounding water for algae blooms, sea lice, predators, pollution, and disease. Once any of these conditions are encountered, crop losses can be significant. The control group suffered from one of these catastrophes. A Red tide bloom swept through the waters surrounding the test facility and control group. The bloom resulted in a $3 million loss for the control group in fish mortalities and initiated events that caused 300,000 escapes. In the same water, with the same conditions, the SARGO test facility was unaffected.


                              EXTRAORDINARY LOSSES

                              SARGO (Mariculture)        Control (Net Pen)

Red tide:                     zero morality              $3 million loss
Escapement:                   none                       300,000 Atlantic salmon escaped


     Although the SARGO system is ready for sale, the Company is continuing its' efforts to make improvements to the system. In the area of waste collection, the company believes that it can improve upon its current collection method. By making improvements, the Company will simplify the mechanics and lower costs. This product innovation is thought to be patentable and will create another point of differentiation. To accomplish this goal, the Company has negotiated an agreement with Webster's Inc. for their services.

     Due to the results achieved to date and the fact that the SARGO system does not discharge untreated waste into the surrounding waters, several environmental groups in the United States and Canada have been in contact with the Company. The Company has engaged Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive development and production of a functional water driven, integrated commercial flow-through effluent handling device to capture, separate and consolidate the water borne waste originating from a SARGO fish farming system. This device is to improve upon and replace existing energy intensive technology currently being used in the SARGO System. Websters' Inc. is to provide technical support to the integration and installation of the resulting device into the current design of SARGO commercial fish rearing vessels. Websters' Inc agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted common stock of the Company in Lieu of cash payment at a rate of one hundred (100) share for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. received an initial deposit in advance against the consulting agreement of one thousand
(1,000) shares of restricted common stock of the Company. Websters' Inc. received the deposit of restricted common stock in order to reserve time to develop advanced environmental waste handling concepts and to provide advice as customers request options. To date, no services have been provided and no payments or accruals have been necessary. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the consulting agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokered transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 460- 44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants" and Part II,
Item 4. "Recent Sales of Unregistered Securities."

     At the higher biomass stocking densities present when the fish crop is nearing marketable size, a pump failure can cause the dissolved oxygen content in that specific reservoir to approach potentially stressful levels within one to one and one-half hours. In the event that a pump failure is not corrected within that time period, losses could begin to appear with weaker fish and ultimately could cause total loss of the crop within the affected reservoir. Power outages or damage to a pump impeller are the two (2) basic origins of interrupted water flow.

     The SARGO system is run from shore power via a submarine cable or from diesel generation equipment maintained on the service platform. In either case, there is a standby generator actuated by an automatic transfer switch to provide uninterrupted power if the primary system fails. In the event of a pump failure, the farm operator has available a manual diffuser system that can operate from bottled oxygen or, if the power source is operational, directly from the mechanical oxygen generators. The diffuser array can be dropped directly into the affected tank and will support the fish as long as oxygen is supplied to it. As a last resort, the farm operator can also transfer the fish into another reservoir. This transfer requires labor and time and is not recommended nor is it felt to be necessary. It is recommended that all operators maintain recommended spares of critical equipment. The SARGO system is designed such that a damaged pump can be replaced with a spare in less than one (1) hour.

Comparative Analysis

     The following analysis compares the costs of a net pen system and a SARGO of equal volume to produce 440 metric tons of Atlantic salmon per year. Comparative data are presented in Table 6-1 for traditional net pens and for new SARGO installations:

                                Comparative Data

Assumptions                                            Net Pen System[1]           SARGO System
Size - Pens, Reservoirs  (meters)  [2]                    15 x 15 x 7.1           18.5 Dia. X 10
Volume - Pens, Reservoirs  (m3)                              1,600                    2,500
Loading Density @ Harvest (Kg/m3)  [3]                         15                       45
Number Required @ 500 Metric Tons per Year                     18                       4
Total Installed Cost for System                         $  2,250,000.00         $  1,500,000.00
Production Cost per Pound - Smolts  [4]                 $          0.24         $          0.17
Production Cost per Pound - Feed  [5] [6]               $          0.68         $          0.57
Production Cost per Pound - Labor                       $          0.36         $          0.09
Production Cost per Pound - Other  [7]                  $          0.22         $          0.21
Total Cost per Pound                                    $          1.50         $          1.04
Cost Advantage per Pound of Fish                                    -0-         $          0.46


1. The cost analysis for a net pen operation is based upon United States Department of Commerce information produced in 1992 for the Norwegian dumping analysis and from a British Columbia, Canada consultant to the industry. This information has been updated to compensate for improved husbandry and feed.

2. The assumed pen size for net pen systems is based on a standard Wavemaster Ltd. design.

3. Loading density for net pen systems is based on the latest Norwegian production data, found in Northern Aquaculture, January-February, 1994. These densities are down from earlier densities of 15 kg/m3. It is further assumed that the grow-out period will be 18 months so that fish in 2/3 of the pens and reservoirs will be harvested each year. Thus, in calculating densities, it was assumed that annual production would be 500 metric tons utilizing 2/3 of the total available net or reservoir capacity.

4. Current net pen operations have fish mortality rates of 15% to 40%. Test systems using design characteristics similar to SARGO have mortality rates less than 5%.

5. Current conversion ratios in net pen operations approximate 1.5 lbs. of feed per pound of fish throughout the production cycle. Current test operations in controlled feeding environments similar to SARGO produce ratios of 1.05 lbs. or less of feed per pound of fish. The above analysis uses 1.15 lbs. of feed per pound of fish.

6.   Feed costs are based on the cost of the feed times the conversion factor.

7.   Production  Cost  -  Other  includes   veterinary   charges,   medications,
     maintenance, utilities and other miscellaneous costs. Maintenance costs decline significantly due to higher automation in the SARGO.

8. The total cost per pound revealed in the comparative data example is not identical to the calculations portrayed in the grow-out results from the pilot project. This difference is due to the use of current cost data as opposed to the cost data in effect during the period when the pilot project was in operation.

Business Strategy

     Currently, the Company has no contracts in place for sale of a SARGO system. Any discussion of business strategy contained herein is therefore contingent upon the ability of the Company to continue as a going concern.

     The Company intends to exploit its leading edge technology to replace the use of inferior net pen products currently in use. Additionally, the Company aspires to eliminate the increasing problem of water pollution as it affects current fish farming operations, decrease vulnerability to occurrences such as red tides and predation and to provide consumers with more efficiently raised fish products which will result in a cost savings to the farm and ultimately to the end consumer.

     Generally, the Company plans to continue to research and further develop its product and to market its existing product to potential customers. The Company's revenues are dependent on the volume of sales from its products and services it provides.

     Revenues from sales and services are recognized in the period in which sales are made or services are provided. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and production costs and its ability to incorporate such costs in the price charged to customers and clients.

Marketing and Distribution

Marketing

     Management's research has found that the worldwide market for aquaculture is growing rapidly. United Nation's FAO published data shows that aquaculture production increased 246% over an eleven (11) year period from 1988 to 1997. From the World Wide Fishing Industry section, the Company showed that an additional one billion people added to world population from 1997 to 2010 would increase demand for aquaculture production by 15.5 million metric tons a year by 2010. If wild catch can be maintained at its 1997 level of 93 million metric tons, aquaculture production will supply forty percent (40%) of seafood consumption by 2010.

     To meet this demand, management expects that world aquaculture will have to increase farm operations by 31,000 - 500 metric ton farms by 2010; or 2,600 - 500 metric ton farms per year from 1998 to 2010. At an average capital cost of US $1,500,000 per 500 metric ton farm, the annual market for new aquaculture equipment is expected to be $4.4 billion. This does not include replacement of any equipment for existing farming operations. According to FAO Fisheries Department Trends in Global Aquaculture Production:
1984-1996 contribution analysis, finfish and shellfish aquaculture represented thirty percent (30%) of total aquaculture production in 1996 and is expected to continue rising. At thirty percent (30%), the annual market for finfish aquaculture equipment is expected to be $1.4 billion. Mariculture believes it needs to capture four to five percent (4-5%) of the total finfish aquaculture equipment market to meet its projections.

     Tremendous marketing opportunities continue to develop for SARGO FinFarms throughout the world as extraordinary political pressures intensify to address the need for increased food production in balance with the endangerment and extinction of various finfish species.

     A persuasive argument can be made for purchasing a SARGO considering its environmental compliance capabilities alone. However, Mariculture management believes the primary purchase motivation for its environmentally engineered systems will come from the system's ability to greatly reduce the cost of rearing fish.

     Marketing's initial objective was to build a SARGO demonstration facility at a pilot site. A Pacific Northwest commercially permitted farm location was chosen for convenience of access. This first facility was installed with the support of the National Marine Fisheries Service at their existing site with existing permits in Manchester, Washington. The size and production capabilities of the pilot farm were designed to allow for direct extrapolation of all production data.

     In 1998, the permit for the pilot facility expired and the facility was dismantled in 1999. Since 1999, the Company has not had a SARGO system in operation. The lack of a demonstration system has not diminished the industry's interest in the SARGO technology. Sales management has still been able to propose the SARGO technology to finfish farming companies in North America and Europe. A demonstration system would significantly shorten the sales cycle and it is management's goal to establish a full production site as soon as possible.

     Mariculture will market its state-of-the-art SARGO fish rearing technology based on its' superior return on investment and environmentally sensitive design versus traditional production means, and Mariculture's customer and consultative services.

Financial Model

     A comprehensive Return On Investment, (ROI) computer based sales tool will be used by the Company, allowing a potential system customer to enter various Mariculture system data inputs to determine realistic farm financial results. This model has been completed for salmon and is currently being developed for mahi-mahi and trout.

Products

     Mariculture's primary source of revenue will be through the sale of SARGO(TM) Turnkey Finfish Production Systems to fish farming organizations worldwide. Mariculture's secondary sources of revenue will come through finfish farm ownership through joint ventures, through modifications of existing farms by retrofitting SARGO reservoir technology into current net pen systems, and through consulting to the industry on farm operations and development of solutions to specific environmental and equipment needs.

Turnkey Service

     The SARGO system is sold as a turnkey installation that will be fully operational when turned over to the customer. Mariculture will offer its customers a complete customer service program consisting of site survey assistance, system installation and contracted farm operation support. Mariculture Systems do not include any site work, ground tackle or shore based equipment. A basic system is sold as four (4) tanks, a service module with emergency power, water handling pumps and basic oxygenation controls. Liquid oxygen tanks, shore power, feeding equipment, crew quarters, etc. are all the responsibility of the customer. The Company may sell its products and services piecemeal, or as an entire installation, and the responsibility for installation is to be negotiated between the Company and the customer. All negotiated terms are then incorporated into the contract. If a customer under contract so desires, the Company will oversee the installation and startup of this equipment.

Product and Species Diversification

     Providing the turnkey solution involves the acquisition and development of additional products and services that benefit the customer by providing ready availability from a single source and peace of mind. This may range from PC based remote monitoring solutions to outfitting and providing workboats. These peripheral products may be necessary for the Company to become a full service provider to the aquaculture marketplace. New technologies for raising finfish and shellfish may be sought, so that the Company may expand its line to meet the demand for high value species.

Guarantee

     SARGO fish rearing reservoirs can be sold with a warranty against manufacturer defects in materials and workmanship. This and all other guarantees and warranties are pass through guarantees or warranties from the original manufactures of the materials and products. There will be no guarantee as to fish yields. The insurance industry is now providing the aquaculture industry with commercial crop insurance to protect against general or catastrophic crop loss. In the event that a potential purchaser requires further risk assurances, the Company will negotiate with each individual purchaser, the terms of which would be defined at each circumstance.

Global Marketing of the SARGO System

     After publicizing the Company's success in its pilot program, Mariculture hopes to leverage the expected media attention to acquire interested distribution channels. Mariculture also expects to aggressively pursue selected strategic relationships to quickly place the SARGO technology in Latin America, Asia, the Middle East and the Mediterranean while focusing the Company's direct sales effort in North America and Europe. Although there are moratoriums in the United States and Canada, there is partial lifting of the moratorium in favor of new technology that would demonstrate a positive environmental impact. The policy reason for the moratoriums is that the old technology, the net pen systems, have a negative effect on the biological balance of the waters due to the waste that is dropped onto the sea floor and excreted into the surrounding waters. The SARGO System contains the waste so that negative environmental impact is not an issue. However, the moratorium still inhibits the possibility of some new installations, but this does not impact the "retro-fitting," or the replacement of parts of existing sites. The Company therefore would not be inhibited from servicing and replacing parts of existing systems.

Distribution

The Company has spoken with representatives of governments, corporations and individuals worldwide that have an interest in aquaculture. These meetings may generate future sales opportunities for the Company. In addition, the Company has spoken with several government and corporate entities in developing countries that have targeted aquaculture as a significant area for growth.

     The following are a variety of potential SARGO purchasers to be targeted by the Company's marketing team:

EXISTING NET PEN FISH FARMERS: Current users of traditional net pen fish rearing systems offer Mariculture its greatest potential customer base. Small, standard SARGO modules or reservoirs can be supplied for retrofit installation into existing net cage permitted areas. A new four (4) reservoir SARGO with pumps and service platform is available for either new fish farms or additions to existing farms. Existing net pen fish farmers can easily justify exclusive use of Mariculture systems in the future once they are convinced by the advantages inherent to SARGO technology.

FOOD CORPORATIONS: Several large processors of chicken, beef, pork, and turkey currently own sizable seafood concerns and are interested in producing their own competitively priced "home grown" fish. This fulfills their goals to augment their existing seafood processing operations and to provide the United States domestic market, which is highly dependent on imports, with a constant supply of fish. Many of these companies are not yet aware of SARGO technology, but they currently manage their other meat operations utilizing similar methods.

FISH PROCESSING & EQUIPMENT COMPANIES: Fish processing is a highly seasonal business and in recent years one of increasingly great uncertainty over fish supplies. Many fish processing companies also own and operate fishing vessels that compete for limited fish resources along with their customers. These companies are now forced to look for alternative, year around sources of fish. Other companies supplying essential products to farming operations, such as equipment, feed, and medications are potential customers with channels for global distribution and could become VAR's (Value Added Resellers).

COMMERCIAL FISHERMEN: Over the last several years, depletion of natural fish stocks has significantly affected commercial fishermen's personal cash flows. These commercial fishing revenues are declining very rapidly, are highly seasonal and subject to canceled seasons. There is growing interest from these independent operators in fish farming as a means to provide a sustainable year round income.

FISH RESEARCH FACILITIES: Fish research has increased as native fish populations decrease worldwide. These research labs require technology for rearing juvenile and adult aquatic species.

Status of Publicly Announced Products and Services

     The SARGO System is ready for purchase at any time. If an order were placed today, the Company would require two to three (2-3) months to complete the engineering evaluations plus another two (2) months to begin fabrication and installation. Installation of a basic system would normally be expected to be complete within six (6) months from date of order. A basic system will be sold as four (4) reservoirs, a service module with short term emergency power, water handling pumps and basic oxygenation controls.

     Mariculture is currently offering four (4) products and services based on the SARGO technology. The Complete Turnkey Sargo FinFarm, The SARGO Joint Venture (joint farm ownership to create demonstration farms in new markets), The SARGO Replacement Reservoirs (modifications to existing farms by replacement of net pens with SARGO reservoirs) and SARGO Consulting Services (farm operations consulting and product development). The expected sales price of a basic SARGO installation in the United States would be approximately $1,500,000. The revenue on a joint venture would be negotiated on a case-by-case basis. The average sales price for a replacement reservoir in the US is expected to be approximately $50,000. The revenue from consulting will be on a negotiated per hour basis.

     Various independent contractors who are experienced fabricators of containment vessels are expected to perform field fabrication and installation of SARGO systems. Two (2) such fabricators, Reinforced Tank Products, Inc. of Drain, Oregon and Pacific Poly-Pipe Ltd of British Columbia, Canada are anticipated to be primary suppliers for the Company in North America. Under a separate contract for each job, they would presumptively assume responsibility for the fabrication, transportation and installation of each reservoir delivered to customers and placed at their site. All costs of a delivered vessel are anticipated to be included in the purchase price to the end customer. The supplier is also expected to be responsible for the basic pass-through warranty on the vessels.

Competition

     The market is highly fragmented with no leader. Direct competitors supplying the finfish aquaculture equipment industry include the makers of net pen systems, high-energy open ocean pens, bag type pens and land-based recirculating systems.

     There are new technology advancements in land-based aquaculture systems that are being successfully applied in fish farms in Northern Europe. These advancements eliminate most of the noted challenges against net pens, however at a prohibitive cost. The SARGO System evolved as a lower cost variant of these land-based concepts, but is a self contained floating system located near shore with access to deep water.

     Current natural stocks of fish have been over-fished and impacted to the point that the fishery in certain areas has disappeared or is discontinued. This bodes well for aquaculture as an alternative to supply the demand for those diminished resources. However, traditional wild harvests are still considered the profitable industry to support and subsidize. This commitment to established methods has slowed the growth of aquaculture and competes with Mariculture's ability to sell.

     Mariculture's initial focus is to gain a significant share of the new sales and potential retrofit sales opportunities for near shore finfish rearing systems. This directly targets the Company at farms that are raising primarily salmonids in the Northern Hemisphere. Open net pen technology, whether located near shore or offshore, is the major competitor to a floating, near shore, rigid wall fish rearing system. This net pen technology and the fish farming industry's robust growth in total fish capacity during the last fifteen (15) years has been reinforced principally by an infrastructure of well established vendors. These firms are supplying fishing nets, rubber, galvanized metal and plastic products to commercial fishermen. Fishing nets combined with the flotation gear are the predominant materials used in salt-water aquaculture to enclose commercial fish crops. As a consequence, several fish net and plastics manufacturers have diversified into supplying floating net pen systems to the fish farming industry.

     Net pen or net cage systems today are not just nets with simple flotation. Rather, they are cage systems that range from offshore semi-submersible structures to robust steel platforms. These platforms can be self-contained with automated centralized feeding and processing systems. Most of our competitors provide additional products, such as work boats, mooring systems, processing equipment and feeding systems in an effort to be "a total solution" company to their customers. The leading suppliers of aquaculture net pen systems are located in Norway, Sweden, Ireland, Scotland, Canada and recently, Japan.

     Wavemaster Ltd., based in Ireland with manufacturing and sales offices in Vancouver, British Columbia, Canada is the largest aquaculture facility producer. The volume of fish reared from these net pens represents 2.5% of the world salmon production but only 0.16% of the world finfish production. Wavemaster Ltd. has sold installations in Scotland, Ireland, Greece, Canada, the Faroe Islands, Iceland and the Middle East. This firm also supplies other equipment such as landing stages, net washers and workboats.

     Only one of the ten most prominent net pen suppliers, Ocean Spar Technologies of Bainbridge Island, Washington is based in the United States.
Their operation primarily focuses on providing a very large submersible tensioned netting system that may be raised and lowered as desired. Their product is used primarily for deep water and high current locations. Therefore, Mariculture's initial competition in the Pacific Northwest will be principally from foreign, primarily European, based companies. Many net pen systems are sold as turnkey operations with floats, nets, walkways and moorage included in the capital costs. All replacement components are priced and sold on an individual basis.

     Moratoriums exist in the United States, Canada and other locations around the world preventing the installation of new fish farms that use the old technology. Countries with national agendas, such as Norway, Chile and Japan, that are pushing aquaculture as a high agribusiness opportunity are target markets for Mariculture and offer the least resistance to the introduction of new technology.

     One of the alternative competitive technologies utilized in recent years has been some unsuccessful attempts to grow salmon in floating barges. High startup costs, relatively high production costs, and low fish volume densities identified this as a noncompetitive means of rearing salmon in salt water. The bag system is another limited success product that uses a non-porous flexible membrane in place of an open net. These systems solve some of the problems but only work in the calmest of waters due to loss of shape in rough currents and difficulties associated with maintenance and mooring.

     The Aquaculture industry in general is very competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

Sources and Availability of Raw Materials

     The materials needed to produce the SARGO system and related aquaculture products are widely available from numerous third parties for rent or for sale. These materials include post- stressed wood, high density polyethylene, polystyrene foam, Alaska yellow cedar, treated fir, zinc galvanized steel, fiberglass reinforced plastic and/or polyester resin, plastic film, fiberglass and fish food. The final product is then manufactured and produced by the Company. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

     Presently, the Company has no customers. The Company will rely heavily on its quality of technology, products and services, in providing its customers with turnkey service, and being a full service provider to the aquaculture customers. Should Mariculture obtain customers in the future, it is likely to depend heavily on their business, as it is likely to represent all or significantly all of the Company's source of income. If the Company is unable to attain this customer base, this may have a material adverse effect on the Company.

Patents, Copyrights and Trademarks

     To date, Mr. Meilahn has registered one (1) patent. Mr. Meilahn is the originator of the SARGOTM concept and has been awarded United States Patent # 5,762,024 titled "Aquaculture System." He assigned the patent to the Company in June 2001.

     The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

     Mariculture developed the SARGO design with over three (3) years of research into addressing the aquaculturists' needs and engineering a sustainable alternative. All major design work was done by the Mariculture staff and outside consulting engineers were used for evaluation of the subsystems and various issues associated with water based platforms. Patents are issued orpending on all proprietary system and software designs.

     To date, the Company has one (1) Canadian patent pending.

     In June 2001, David E. Meilahn, the Company's current President, Secretary, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"), Rule 506 of Regulation D promulgated thereunder ("Rule 506") and Section 460-44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management;" Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

Governmental Regulation

     There are currently no uniform set guidelines or cooperative regulations that an installer of fish farming equipment may follow to obtain installation and operation permits. It depends upon the site chosen for the system. There exists a myriad of regulations on the local, state, provincial and federal levels in most developed countries. In the United States most aquaculture guidelines have been established by the federal government by the National Oceanic and Atomospheric Administration and the National Marine Fisheries Service. The process of obtaining all of the necessary permits usually begins with the local governments, such as a State Department of Ecology, which controls and monitors water quality and water use, specifically those managing the various waters where a permit is intended for salt water, fresh water, navigable waters and whether the waters are under state or federal control. However, it is the responsibility of the purchaser or farm operator of a system to obtain a site and to acquire the correct permits for installation of the system. Since the Company is only in the business of selling the systems or parts to the system and servicing the systems, there is no governmental regulation on its sales or servicing, and therefore is not required by the government to obtain any such permits. The Company is also not required to nor does it assist the customer in obtaining whichever necessary permits are required for their site.

State and Local Licensing Requirements

     The regulations in the United States that impact SARGO are those licensing provisions mandated by virtually all jurisdictions where fish farms are placed in North America. These licensing requirements pose no hindrance to the Company, as it is the sole responsibility of the owner or operator of the system to obtain the necessary permits. It is the customer's responsibility to show the Company proof of permitting prior to installation of any equipment. This proof may be in the form of copies of permits, correspondence or other official documents granting the permit to the owner or operator at a specific site. The need for such proof is to protect the Company from any undue delays or additional costs involved in the startup or completion of an installation. In most instances, the owner or operator will already have permits available that allow increasing the production capacity of an existing permitted farm site.

Effect of Probable Governmental Regulation on the Business

     The Company does not expect that any law presently in place or proposed will negatively impact the sale or operation of SARGO Sytems. Regulations vary from one location or jurisdiction to another, thus the Company cannot measure the affect until an actual application for a permit for a particular site is made. If the customer is unable to obtain a permit for a particular site, they can apply in another jurisdiction. If the customer is unable to obtain a permit in any jurisdiction, then it would impact the Company's sales of such systems.

     Most regulations of fish farms address the issue of discharge of uneaten food and expelled solid fecal waste into the surrounding waters of the farm and thus endangering marine life on the seafloor. The Company's SARGO system does not expel food or waste into the surrounding waters as it is a contained system, and thus eliminates the claim of endangering marine life on the seafloor. Therefore these controls do not affect the SARGO system. At this time, the Company knows of no other fish rearing systems that have this capacity.

Cost of Research and Development

     At the current time, the costs associated with research and development are bourne primarily by equity investors and secondarily from additional debt financing. The costs associated with research and development are currently not bourne directly by the customer, however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

     New technologies for raising finfish and shellfish will be sought, so that the Company may expand its line to meet the demand for high value species. Constant research and improvements will attempt to keep the productivity above any other competitor entering the market. The Company is developing additional engineering improvements especially in the waste collection and treatment functions of the system. The Company is improving the performance, reducing the cost of manufacturing and ultimately expects to take at least 15% out of the overall cost.

     Mariculture  will also pursue various  government-sponsored  technology and
research   grants  targeted  at  programs  for   environmental   mitigation  and
aquaculture or fisheries enhancement.

Cost and Effects of Compliance with Environmental Laws

     The major cost of fish farming's compliance with environmental laws is in the management of fecal and food waste released by the farms net installations. SARGO offers as an option for an environmentally friendly waste treatment facility that is incorporated directly into the daily operation of the facility. The discharge from this United States Coast Guard rated plant is suitable for any navigable waterway in the world. At this time, SARGO can exceed the requirements of virtually any restriction imposed by governments on fish farms. Management believes that SARGO is a favored product because it does not release waste byproducts to the environment.

Employees and Consultants

     At November 1, 2001, the Company employed five (5) persons, two (2) full time, two (2) part time and one (1) consultant. Only one (1) of the employees is paid by the Company. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent. The Company plans to employ additional personnel as needed upon product rollout to accommodate fulfillment needs.

     In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted common stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's common stock. This offering was conducted pursuant to
Section 4(2) of the Act,  Rule 506,  Section  517.061(11)  of the Florida  Code,
Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and
Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 31,000 shares of its restricted common stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 10,766 shares of its restricted common stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2. See Part 1, Item 7 "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 14,946 shares of its restricted common stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted common stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 of Regulation D promulgated thereunder ("Rule 504") and Section 59.035(12) of the Oregon Code. See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in

January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company issued 27,000 shares of its unrestricted common stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2000, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted common stock to Sanford Tager, President of Methow Valley Excavating, Inc. in connection with their agreement dated September 1999 to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company issued 250,000 shares of its restricted common stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

     In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted common stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and

Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into an employment agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted common stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

     Due to the results achieved to date and the fact that the SARGO system does not discharge untreated waste into the surrounding waters, several environmental groups in the United States and Canada have been in contact with the Company. The Company has engaged Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive development and production of a functional water driven, integrated commercial flow-through effluent handling device to capture, separate and consolidate the water borne waste originating from a SARGO fish farming system. This device is to improve upon and replace existing energy intensive technology currently being used in the SARGO System. Websters' Inc. is to provide technical support to the integration and installation of the resulting device into the current design of SARGO commercial fish rearing vessels. Websters' Inc agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted common stock of the Company in Lieu of cash payment at a rate of one hundred (100) share for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. received an initial deposit in advance against the consulting agreement of one thousand
(1,000) shares of restricted common stock of the Company. Websters' Inc. received the deposit of restricted common stock in order to reserve time to develop advanced environmental waste handling concepts and to provide advice as customers request options. To date, no services have been provided and no payments or accruals have been necessary. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the consulting agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokered transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 460- 44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2), Rule 506, Section 4[5/4]S of the Illinois Code and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 31,167 shares to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2001, the Company hired Cary Grant as a consultant to the Company. As payment for such services, the Company committed to provide Mr. Grant with 25,000 shares of its unrestricted common stock. To date, no shares have been issued in connection with this agreement. See Part I, Item 7. "Certain Relationships and Related Transactions."

     In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and Section 460-44A- 506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In May 2001, David Meilahn resigned as Secretary of the Company. He remains the Company's current President, Treasurer and Chairman. The Board of Directors subsequently appointed Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing, to the position as Secretary of the Company. Mr. Luce will receive 100 shares of the Company's common stock quarterly in connection with the position. See Part I, Item 4. "Security
Ownership of Certain Beneficial Owners and Management;" Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation;" and Part I, Item 7. "Certain Relationships and Related Transactions."

     In June 2001, David E. Meilahn assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management;" Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Treasurer and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management;" Part I, Item
5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I, Item
6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 517.061(11) of the Florida Code, Section 460-44A-506 of the Washington Code and Section 551.23(19) of the Wisconsin Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management;" Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

Risk Factors

     Before making an investment decision, prospective investors in the Company's common stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

     1. History of Losses. Although the Company has been in business since July 1996, it is still in the development stage. As of December 31, 2000, the Company had total assets of $63,231, a cumulative net loss of $1,192,416, with no revenues and a stockholders deficit of $435,652. As of December 31, 1999, the Company had total assets of $57,802, a cumulative net loss of $1,017,187 on no revenues and stockholders deficit of $281,053. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least fiscal 2001, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks.

     2. Minimal Assets. Working Capital and Net Worth. As of December 31, 2000, the Company's total assets in the amount of $63,231, consisted, principally, of the sum of $55,429 in its test facility equipment at salvage value. As a result of its minimal assets and a net loss from operations, in the amount of $158,429, as of December 31, 2000, the Company had a net worth of $(435,652). Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.'

     3. Lack of Demonstration Facility. The Company's success depends in part upon its ability to install a SARGO system and to use that system to display its technology. Since the removal of the pilot facility in 1999, the Company has not had a working system to use for demonstration. Without a demonstration facility, the Company may find it difficult to secure some future sales. While the Company has made progress in the negotiation of a joint venture, with the objective of creating a demonstration facility in either Campbell River, British Columbia, Canada or at a marine site in Washington State, and in spite of assurances from the joint venture partners, the successful deployment of the joint venture cannot be guaranteed.

     4. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

     5. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its Founder, President, Secretary, Treasurer and Chairman, David Meilahn. Virtually all decisions concerning the production, marketing, distribution and sales of the Company's products and services will be made or significantly influenced by Mr. Meilahn. Officers and directors are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities. The loss of the services of any of these officers and directors, but particularly David Meilahn, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has one (1) employment agreement with its Vice President of Sales and Marketing. The Company presently holds no key-man life insurance on the lives of, and has no other agreement with any of these officers. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons.")

     6. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it may be possible for the Company to attract distributors for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

     7. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Aquaculture and Related Industries. There can be no assurance that the marketing and sales costs associated with the rollout of its products and services will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to manufacture and produce the Company's products. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a commercial market for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in the local, state, nationwide and international aquaculture industry.

     8. No Customers Under Contract or Customer Base. The Company presently has no established customers under contract. The Company will be dependent upon its President, Mr. Meilahn, to find and solicit potential customers. Mr. Meilahn will utilize the contacts with government officials and agencies, existing net pen fish farmers, food corporations and others which he has developed to select and target potential purchasers of the SARGO system. There can be no assurance that any such contacts will lead to the sale of any SARGO systems.

     9. Fluctuations in Results of Operations. To date, the Company has not had any revenues. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single order for the Company's products can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in distribution schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are anticipated to be received and accepted substantially in advance of shipment, and the failure to reduce actual production costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, anticipated orders could be canceled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts will not typically provide that orders may be canceled, if an important customer wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected production difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

     A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new technology or facilities could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product production costs, patent processing, possible government regulation of the Company's business and/or products and their method of distribution, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company, usage of different distribution and sales channels and methods and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for seafood. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. (See Part I, Item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation.")

     10. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if the Federal government enacts controls in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products.

     11. No Assurance of Product Quality. Performance and Reliability. The Company expects that its future customers will establish demanding specifications for quality, performance and reliability. Although the Company will attempt to purchase equipment and raw materials from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

     12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's products, requirements to either rent or construct adequate facilities to produce the Company's products and to conduct services on behalf of customers. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its production schedules or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. (See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation.")

     13. Uncertainty Regarding Protection of Proprietary Rights. The Company has a patent on the SARGO system, currently marketed by the Company. The Company will attempt to provide adequate protection for the Company's proprietary rights, however there can be no assurance that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and the customers it contracts with, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products which appeal to the same industries or duplicate the Company's products or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

     Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

     14. Ability to Grow. The Company expects to grow through one (1) or more strategic alliances, acquisitions, and by internal growth. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one (1) or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

     The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

     15. Competition. The aquaculture industry in general is very competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

     16. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The aquaculture industry is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and produce for sale and distribution new products and services on a timely and cost-effective basis that are based upon this new technology. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of production schedules, its cost reduction program and the development, completion, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and developing new products or product enhancements, or in producing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

     17. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has affected the demand for new sales. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

     18. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its products, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

     19. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce SARGO systems. The Company also intends to occasionally utilize contract manufacturers to produce its products once the Company has the capability to produce its products itself. No formal agreements are currently in place. The Company will also indirectly rely on raw material suppliers to provide. The materials needed to produce the SARGO system and related aquaculture products are widely available from numerous third parties for rent or for sale. These materials include post-stressed wood, high density polyethylene, polystyrene foam, Alaska yellow cedar, treated fir, zinc galvanized steel, fiberglass reinforced plastic and/or polyester resin, plastic film, fiberglass, fish food and other raw materials necessary to manufacture its products. Certain necessary raw materials anticipated to be necessary for the manufacture and production of the Company's future products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

     Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results.

     20. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the development of products and services deemed appealing, attractive and affordable by consumers of aquaculture equipment. There can be no assurance that the Company has the ability to continuously introduce original products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the competition that exists from companies more established and well financed than the Company.

     21. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's products will be initially made to distribute to customers located inside of the United States. The Company anticipates, however that international sales will account for revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     22. No Dividends. While payments of dividends on the common stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common stock will be paid by the Company in the foreseeable future.

     23. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding common stock constitute a quorum, investors who purchase shares of the Company's common stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

     24. Control by Present Shareholders. The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's common stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors.

     25. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock although none has been issued to date. The issuance of preferred stock may not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, may have the power to issue shares of preferred stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

     26. No Secondary Trading Exemption. Secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

     27. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common stock in any Secondary Market. Although the Company does not currently trade on any medium, the common stock when listed is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are expected to be low- priced (under five dollars); and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation

Discussion and Analysis

     Initially the Company was engaged in the business of installing cable and fiber optic systems. The Company began an offering to raise money and interest in the Company. The Company began contacting possible suppliers of raw materials necessary for entering into the cable and fiber optic business, but found it difficult to establish this type of business. When the Company encountered MSIW, its sole officer and director decided it would be more profitable to enter into the aquaculture business. In August 1996, at the time it acquired MSIW as a wholly-owned subsidiary, its purpose changed to Mariculture's initial purpose of producing Aquaculture systems, specifically the SARGO system, which is a self-contained fish farming unit. Mariculture's founding philosophy arose from the experience of its management in the aquaculture and related industries.

     The Company was in the development stage until August 1996 when the Share Exchange took place between MSIW and the Company and is still emerging from that stage. The Company has only recently begun marketing the SARGO system and has not yet sold any units. From the date of the Share Exchange in August 1996 through December 31, 2000, the Company generated no revenues. Since the date of the Share Exchange through December 31, 2000, the Company has generated cumulative losses of approximately $1,192,416. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future.

     On December 21, 1997 the Company entered into a license agreement with the Company's president for the use of his patent covering the "aquaculture system" technology the Company is currently marketing under SARGO. This agreement stated that the Company would pay a non- refundable up-front payment of $200,000 on the date of the agreement and then a royalty of three percent (3%) of gross sales on systems sold by the Company. This agreement was rescinded on December 21, 2000. As the Company did not record the grant of the original license, no adjustment was made upon its recission. Subsequent to December 31, 2000, the Company entered into a negotiation of a new patent agreement.

     On June 6, 2001, the Company negotiated a purchase of the patent for the "aquaculture system" currently marketed under SARGO from its president and majority shareholder. Under the terms of the new agreement, the patent was sold to the Company in exchange for 1,000,000 shares of the Company's voting common stock and $30,000 payable in cash. Due to related party nature of the transaction, the Company recorded the patent at the transferor's cost of $30,000 with a corresponding payable of $30,000 and recognized the issuance of shares as a transfer of par value with additional paid in capital into common stock subscribed. The shares were included in earnings per share computations for the six (6) months ended June 30, 2001 and from inception through June 30, 2001 (presented in the Form 10QSB filed by the Company on August 14, 2001) as of June 30, 2001.

     The Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - Full Fiscal Years

Revenues

     To date the Company has no revenues. The Company will focus its efforts on the solicitation and marketing to new customers. The Company intends to advertise its products at trade shows, through the use of advertising, and through other methods.

     The Company currently has no contracts in place. Therefore, there is no assurance that the Company will be able to successfully contract with new customers.

Operating Expenses

General and Administrative

     These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $499,380 on general and administrative expenses. For the years ended December 31, 1999 and December 31, 2000, general and administrative expenses were $9,820 and $158,429 respectively. The increase in expenses is primarily related to legal expenses in the amount of $80,000, salary expenses to Richard Luce in the amount of $33,667 and audit/accounting expenses in the amount of $20,585. The Company expects continuously increasing general and administrative expenses as it continues to expand its operations.

Assets and Liabilities

     Assets were $63,231 as of December 31, 2000, and $57,802 for the year ended December 31, 1999. As of December 31, 2000, assets consisted primarily of test facility equipment, with a combined net book value of $55,429. Liabilities were $498,883 and $338,855 as of December 31, 2000 and December 31, 1999 respectively. As of December 31, 2000, liabilities consisted primarily of accounts payable-trade in the amount of $252,316.

Stockholders' Deficit

     Stockholders' deficit was ($435,652) as of December 31, 2000 and ($281,053) as of December 31, 1999.

Interest and Other Income (Expense), Net

     In April 1996, prior to its acquisition by the Company, MSIW executed a promissory note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of eighteen thousand dollars ($18,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to MSIW for working capital. The Note was payable in full by July 31, 1996. See Part II, Item 4, "Recent Sales of Unregistered Securities."

     In January 1997, the Company executed a second promissory note in favor of William Evans, the Company's then present Vice President of Sales, in the amount of ten thousand dollars ($10,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by April 30, 1997. See Part II,
Item 4, "Recent Sales of Unregistered Securities."

     In April 1997, the Company executed a third promissory note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of twenty two thousand dollars ($22,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by December 15, 1997. See Part II, Item 4, "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A- 506 of the Washington Code. See Part I,
Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied on Section 4(2) of the Act, Rule 506 and
Section 460-44A of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 4. "Security

Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     The Company did not report foreign currency gains or losses for the year ended December 31, 1999 since the Company has had no foreign transactions to date. In the event that the Company contracts with a foreign entity for the purchase of its products, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

     At December 31, 2000, the Company had cash and cash equivalents of $7,232 as compared to $2,373 as of December 31, 1999. Since the Share Exchange in August 1996, the Company has financed its operations and met its capital requirements through borrowing from current shareholders.

     The Company's principal commitments for capital expenditures are those associated with advertising and marketing the SARGO units for sale to the public and manufacturing those units once the Company has signed contracts.

     Many factors, both known and unknown, will certainly have an affect on the liquidity of the Company during the production and sale of fish farm systems. Limits presently imposed on new installations of systems may likely be changed to a more favorable attitude, thereby allowing for more sites and therefore more sales. One concern is supplying feed for the fish themselves. Recent developments in improving fish diet and lessening the waste of natural fisheries products appears however to weaken the argument that there will not be enough food to raise all the fish that is demanded. Recycling of the normally wasted byproducts of fish processing into ground meal and oil to provide feed additives is needed, but this process can be costly. Management expects that the pressing need for consumable proteins will increase the demand for farmed fish as an economical source of food. Fish rearing is, however the most economical for animal proteins available when comparing the feed conversion ratios that apply to cattle, fowl and hogs.

     The conditions of the world fisheries industry provide proof that there is a substantial need for improved aquaculture production systems to meet the need for food fish over the coming decades. World population levels are continuing to grow and, through other discussions, the Company has shown that the wild catch will not meet the need and demand for fish. The productivity of the Company's system allows SARGO farmers to grow more fish with less feed thus reducing a potential limit to the growth of aquaculture as a whole. Therefore, the Company feels that there is an upward trend to the sale of systems such as SARGO and there is a positive rather than negative impact on the Company's liquidity. This demand for systems such as SARGO will likely cause competitive systems to enter the market and could potentially erode the Company's profit margins.

     The Company has an ongoing private placement offering, however no offering memorandum is being used in connection with this offering. The amount of funding sought is $100,000. The Company will only accept subscriptions from accredited investors. Only the Company's officers and directors are authorized to sell stock on behalf of the Company. The amount of funds that will be raised through this offering is yet to be determined. The Company may rely upon Section 4(2) of the Act, Rule 506 or any other applicable exemptions, and the applicable state exemption upon receipt of subscriptions. The wife of Mr. Meilahn has thus far funded the Company as evidenced by the promissory notes disclosed herein and, although there is no formal agreement, she intends to continue to lend to the Company what it needs until it can sustain its operations itself through revenues and through the private sale of its securities.

     The Company's future capital requirements will depend upon many factors, including the execution of a contract with the ability of the Company to successfully recruit new potential purchasers of its SARGO system, the extent and timing of acceptance of the Company's products and services in the market, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. The Company believes that cash on hand, cash flow from operations, if any, and funds available from the current private placement offering will be adequate to fund its operations for at least the next six (6) months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If additional funds are raised by issuing debt securities future interest expense will be incurred. If adequate funds are not available, the Company may be required to delay, scale back the development of new or improved products or to scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

     In July 1996, prior to its acquisition of MSIW, the Company sold 1,200,000 shares of its common stock to one hundred nineteen (119) individuals for a total of $12,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 502.203 (9) of the Iowa Code, Section 80A.15(Subd. 2)(h) of the Minnesota Code, Section 49:3-50 (b)(9) of the New Jersey Code, Section 90.530(11) of the Nevada Code, Section 35-1-320(9) of the South Carolina Code,
Section 48-2- 103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and Section 551.23 (11) of the Wisconsin Code. No state exemption was necessary for the sales made to Aruban, Bahamian, Canadian, French or Taiwanese investors.

     In December 1998, the Company sold 1,409 shares of its restricted common stock to three (3) investors. No offering memorandum was used in connection with these sales. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 109.13 of the Texas Code.

     From December 1998 through April 1999, the Company sold 93,069 shares of its unrestricted common stock to twenty two (22) investors. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption, the Georgia Exemption, Section 59.035(12) of the Oregon Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 551.23 (11) of the Wisconsin Code.

     January 2000 through April 2000, the Company sold 32,000 shares of its Restricted common stock to seven (7) investors for a total of thirty-two thousand dollars ($32,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code, Section 80 A.15 Subd. 2(h) of the Minnesota Code, Section 109.13 of the Texas Code, and Section 460-44A-506 of the Washington Code.

Item 3. Description of Property

     The Company has been located in offices at 2504 Hartford Drive, Lake Stevens, Washington, 98258, since November 1998. Mail service is provided only through Post Office Box 968 in Lake Stevens. Its telephone number is (425) 397-0409, and its facsimile number is (425) 672-8012.

     The Company's headquarters are owned by Sanford Tager, president of Methow Valley Excavating, Inc. and have been provided gratis for an indefinite period of time in exchange for past renovation services and ongoing computer services.

     The office space consists of 360 square feet. The facilities provide enough space to support current operations. Therefore, Mariculture anticipates the necessity to move its headquarters when additional personnel are engaged. At this time, Mariculture has no further obligation to Mr. Tager or to Methow Valley Excavating, Inc.

     The Company owns no real property and its personal property consists of furniture, fixtures and equipment, with an original cost of $43,690 on December 1, 1996.

     The test facility was installed in the waters of Clam Bay in the Puget Sound at NMFS Manchester Marine Laboratory located at 7305 Beach Drive East near Port Orchard, Washington. It has been dismantled due to the expiration of its permit. The demonstration reservoir, which was considered too small for commercial use, has been demolished without salvage. The barge, with a machinery room and a second story office, houses several pieces of operational equipment including a complete waste treatment plant, electrical standby generator, air compressors, control panels and various pumps is currently moored in a commercial dockage facility at Thompson's Landing in Port Orchard, Washington. The two (2) submersible pumps and several smaller pieces of equipment are in storage in Lake Stevens, Washington.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

     The following table sets forth information as of November 1, 2001, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common stock, each officer and director, and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of common stock beneficially owned.

Name and Address of           Title of     Amount and Nature of       Percent of
Beneficial Owner               Class        Beneficial Owner            Class
-----------------------       --------     --------------------       ----------
David Meilahn (1)(2)(3)(4)    Common       3,392,329                  29.1%
(5)(6)(7)(11)(12)(14)(15)
(16)(17)(18)(20)(21)(22)

Richard Luce (1)(8)(13)(16)   Common          35,842                   0.3%
(19)

Robert Janeczko (1)(9)(12)    Common             300                   0.1%
(15)

Don Jonas (1)(10)(12)(15)     Common             300                   0.1%

All Executive Officers and    Common       3,428,671                  29.5%
Directors as a Group
(four (4) persons)

Robert Work (1)               Common       2,226,421                  19.1%

William Evans (1)             Common       2,033,615                  17.5%

Mark Kruschwitz (1)           Common         629,191                   5.4%

-----------------------------


(1) The address for each of the above is c/o Mariculture Systems, Inc., P.O. 968, Lake Stevens, WA, 98258.

(2) In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted common stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's common stock. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5.
     "Directors,  Executive  Officers,  Promoters and Control Persons";  Part I,
     Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors,
     Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(5) In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon the Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) David Meilahn and his wife Elaine Meilahn own 95,966 and 26,173 shares, respectively in their own self directed IRA accounts.

(8) In September 2000, the Company entered into an employment agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety-three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty-five dollars ($100,045) for the second year, one hundred seven thousand forty-eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty-one dollars ($114,541) for the fourth year. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted common stock at a price of four dollars ($4.00) per share. Twenty- five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty- five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(9) In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(10) In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(11) In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(12) In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2)
                                                        46
     of the Act,  Rule 506,  Section  4[5/4]S of the  Illinois  Code and Section
     460-44A-506  of the  Washington  Code.  See  Part I,  Item  5.  "Directors,
     Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(13) In January 2001, the Company issued 31,167 shares to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(14) In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied on Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(15) In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon
     Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and
     Section 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(16) In May 2001, David Meilahn resigned as Secretary of the Company. He remains the Company's current President, Treasurer and Chairman. The Board of
     Directors  subsequently  appointed  Richard  Luce,  the  Company's  current
     Secretary and Vice-President of Sales and Marketing, to the position as Secretary of the Company. Mr. Luce will receive 100 shares of the Company's common stock quarterly in connection with the position. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation;" and Part I, Item 7. "Certain Relationships and Related Transactions."

(17) In June 2001, David E. Meilahn, the Company's current President, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I,
     Item 5. "Directors, Executive Officers, Promoters and Control Persons";

     Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

(18) In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Treasurer and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon
     Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

(19) In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
     Section 517.061(11) of the Florida Code, Section 460-44A-506 of the Washington Code and Section 551.23(19) of the Wisconsin Code. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

(20) In August 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons";
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(21) In September 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon
     Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(22) In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 5.
     "Directors,  Executive  Officers,  Promoters and Control Persons";  Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

     There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                    Age             Position(s) with Company
----------------       ----             ------------------------------
David Meilahn           62               President, Treasurer and Chairman

Richard Luce            41               Secretary and Vice President of Sales & Marketing

Robert Janeczko         60               Director

Don Jonas               60               Director

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify, which date has not yet been determined. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

     In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted common stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's common stock. This offering was conducted pursuant to
Section 4(2) of the Act,  Rule 506,  Section  517.061(11)  of the Florida  Code,
Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and
Section 460-44A-506 of the Washington Code. Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 6 "Executive Compensation";
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part 1,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 6. "Executive Compensation";
Part I, Item 7. "Certain Relationships and Related Transactions."

     In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted common stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A- 506 of the Washington Code. See Part I,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

     In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part 8,
Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into an employment agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr.
Luce's  annual  base  salary is  ninety  three  thousand  five  hundred  dollars
($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted common stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

     In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and Section 460-44A-506 of the Washington Code. See Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 31,167 shares to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied on Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and
Section 460-44A- 506 of the Washington Code. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In May 2001, David Meilahn resigned as Secretary of the Company. He remains the Company's current President, Treasurer and Chairman. The Board of Directors subsequently appointed Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing, to the position as Secretary of the Company. Mr. Luce will receive 100 shares of the Company's common stock quarterly in connection with the position. See Part I, Item 6. "Executive Compensation;" and Part I, Item 7. "Certain Relationships and Related Transactions."

     In June 2001, David E. Meilahn, the Company's current President, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Treasurer and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 6. "Executive Compensation;" Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 517.061(11) of the Florida Code, Section 460-44A-506 of the Washington Code and Section 551.23(19) of the Wisconsin Code. See Part I, Item 6. "Executive Compensation;"
Part I, Item 7. "Certain  Relationships and Related  Transactions;" and Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In August 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Family Relationships

     There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

     David E. Meilahn, age 62, currently serves as President, Treasurer and Chairman to the Company. He has served in this capacity since December 1997 and also served as President of the MSIW since August of 1994. His duties in this position include directing all activities of the Company, including engineering, new product development, and origination. From September 1957 to May 1963, Mr. Meilahn attended the University of Wisconsin, Menomonie, where he received a Bachelor of Science in Industrial Technology. From September 1978 to May1980 he attended the University of Wisconsin, Milwaukee, where he received a masters degree in Business Administration.

     Richard J. Luce, age 41, currently serves as Secretary and Vice President of Sales and Marketing. He has served as Secretary since May 2001 and as Vice President of Sales and Marketing since September 2000. His duties at Mariculture include corporate recordkeeping as well as sales and marketing. From April 1999 to January 2000, Mr. Luce was employed as Operations Manager of G-Zero
Technologies. His responsibilities were to develop and implement business strategies, minimizing inventory and production problems. From March 1996 to April 1999, Mr. Luce was employed as Product Marketing Manager of Menasha
Corporation. His responsibilities at Menasha Corporation were to lead the development, manufacturing, pricing, promotion, and marketing goals of their product line. From June1994 to March1996 Mr. Luce was the Owner/Operator of Pendulum Productions, Inc. His duties at Pendulum Productions, Inc. included product development, sales and administration of product. From September 1978 to January 1982, Mr. Luce attended the University of Wisconsin at Oshkosh, where he received a Bachelor of Science degree in economics. From July 1988 to May1990, Mr. Luce attended the University of Wisconsin, Milwaukee, where he received a masters degree in Business Administration.

     Dr. Robert J. Janeczko, age 60, currently serves as Director to the Company. He has served in that capacity since March 2000. His duties at Mariculture include manufacturing and administration. He is also currently the President of the Morton Metalcraft Co., a Division of the

Morton Industrial Group, Inc. ("Morton"). He has served as President of Morton since May 1995. His duties at Morton include directing all activities of the corporation, as well as dealing directly with major customers. From September 1959 to June 1963, Dr. Janeczko attended the University of Wisconsin, Stout, where he received a bachelor of science degree. From, September 1965 to June 1966 he attended Ball State University, where he received a masters degree in Science. From September 1970 to May 1971, he attended the University of Missouri where he received a doctorate degree in education.

     Don N. Jonas, CPA, age 60, currently serves as Director to the Company. He has served in that capacity since March 2000. His duties at Mariculture include business, finance and administration. He is also currently a Manager in the certified public accounting firm of Davis & Jonas PS. He has been employed with Davis & Jonas since 1973. His duties at Davis & Jonas PS include general management. From September 1962 to May 1966, Mr. Jonas attended the University of Washington, Spokane, where he received a B.B.A. degree in Accounting.

Item 6. Executive Compensation

                                 Annual                                    LT
                                 Comp        Annual      Annual    Comp          LT                   All
                                 Salary      Comp        Comp      Rest         Comp       LTIP       Other
Name and Post           Year        (1)      Bonus ($)   Other     Stock        Options    Payouts    (1)
David Meilahn,          1996     $0                                 2,348,560
President, Treasurer    1997     $0
and Chairman            1998     $0                                    17,400
(2)(3)(4)(5)            1999     $0
(6)(7)(11) (15)         2000     $0                                                                     100
(16)(17) (18)(20)

Richard Luce,           1996     $0
Secretary and V.P.      1997     $0
of Sales &              1998     $0
Marketing               1999     $0
(8)(16)(19)             2000     $0                      31,167                            100,000

Robert Janeczko,        1996     $0
Director (9)(15)        1997     $0
                        1998     $0
                        1999     $0
                        2000     $0                                                                    100

Don Jonas,              1996     $0
Director (10)(15)       1997     $0
                        1998     $0
                        1999     $0
                        2000     $0                                                                    100

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted common stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn, received 2,226,421 shares of the Company's common stock. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5.
     "Directors,  Executive  Officers,  Promoters and Control Persons";  Part I,
     Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section
     460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(5) In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the

     Washington Code. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; See Part I, Item 6. "Executive
     Compensation";   Part  I,  Item  7.  "Certain   Relationships  and  Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) David Meilahn and his wife Elaine Meilahn own 95,966 and 26,173 shares, respectively, in their own self directed IRA accounts.

(8) In September 2000, the Company entered into an employment agreement with Richard J. Luce, to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety-three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty-five dollars ($100,045) for the second year, one hundred seven thousand forty-eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty-one dollars ($114,541) for the fourth year. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted common stock at a price of four dollars ($4.00) per share. Twenty- five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty- five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(9) In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(10) In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(11) In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company has relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code.

     See Part I, Item 7. "Certain Relationships and Related  Transactions";  and
     Part II, Item 4. "Recent Sales of Unregistered Securities."

(12) In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
     Section 4[5/4]S of the Illinois Code and Section 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(13) In January 2001, the Company issued 31,167 shares to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I,
     Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(14) In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
     7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(15) In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon
     Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and
     Section 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(16) In May 2001, David Meilahn resigned as Secretary of the Company. He remains the Company's current President, Treasurer and Chairman. The Board of
     Directors  subsequently  appointed  Richard  Luce,  the  Company's  current
     Secretary and Vice-President of Sales and Marketing, to the position as Secretary of the Company. Mr. Luce will receive 100 shares of the Company's common stock quarterly in connection with the position. See Part I, Item 7. "Certain Relationships and Related Transactions."

(17) In June 2001, David E. Meilahn, the Company's current President, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I,
     Item 7. "Certain Relationships and Related Transactions;" and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(18) In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Treasurer and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon
     Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

(19) In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506,
     Section 517.061(11) of the Florida Code, Section 460-44A-506 of the Washington Code and Section 551.23(19) of the Wisconsin Code. See Part I,
     Item 7. "Certain Relationships and Related Transactions;" and Part II, Item
     4. "Recent Sales of Unregistered Securities."

(20) In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption. See Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities."

Key Man Life Insurance

     The Company intends to apply for Key Man Life Insurance and Officer/Director Insurance upon approval for quotation of its common stock on the Over the Counter Bulletin Board. No assurance can be made that such approval will be given.

Employee and Consultants Stock Option Plans

     There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders at the next annual meeting.

Compensation of Directors

     In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted common stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

Item 7. Certain Relationships and Related Transactions

     In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the

Company issued 8,800,000 shares of its restricted common stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's common stock. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 31,000 shares of its restricted common stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 10,766 shares of its restricted common stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, the Company issued 14,946 shares of its restricted common stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

     In August 1997, an agreement was entered into whereby the Company issued 54,027 shares of its common stock to Stephen Jaeb in exchange for the cancellation of a debt by the Company to Mr. Jaeb in the amount of $54,027. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section
517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted common stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 1999, the Company issued 27,000 shares of its unrestricted common stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section
517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2000, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted common stock to Sanford Tager, President of Methow Valley Excavating, Inc. in connection with their agreement dated September 1999 to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company issued 250,000 shares of its restricted common stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A- 506 of the Washington Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting.

     In March 2000, pursuant to the Company's bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting.

     In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted common stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part II, Item 4 "Recent Sales of Unregistered Securities."

     In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into an employment agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety-three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty-five dollars ($100,045) for the second year, one hundred seven thousand forty-eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty-one dollars ($114,541) for the fourth year. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted common stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting.

     In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and Section 460-44A-506 of the Washington Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

     In January 2001, the Company issued 31,167 shares of its common stock to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

     In February 2001, the Company hired Cary Grant as a consultant to the Company. As payment for such services, the Company committed to provide Mr. Grant with 25,000 shares of its unrestricted common stock. To date, no shares have been issued in connection with this agreement.

     In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and Section 460-44A- 506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In May 2001, David Meilahn resigned as Secretary of the Company. He remains the Company's current President, Treasurer and Chairman. The Board of Directors subsequently appointed Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing, to the position as Secretary of the Company. Mr. Luce will receive 100 shares of the Company's common stock quarterly in connection with the position.

     In June 2001, David E. Meilahn, the Company's current President, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and
Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Treasurer and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 517.061(11) of the Florida Code, Section 460-44A-506 of the Washington Code and Section 551.23(19) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In August 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The

Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption. See Part II, Item 4. "Recent Sales of Unregistered Securities."

Item 8.  Description of Securities

Description of Capital Stock

     The Company's authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share and 1,000,000 shares of preferred stock, $0.001 par value per share. As of November 1, 2001, the Company had 11,646,958 shares of its common stock outstanding and none of its preferred stock outstanding.

     There are no anti-takeover provisions in the Company's certificate of incorporation or in its bylaws.

Description of Common Stock

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of the Company's common stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

     Holders of shares of common stock are entitled to share pro rata in dividends and distribution with respect to the common stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the preferred stock, if any, have been met. The Company has not paid any dividends on its common stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

     Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's common stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.

PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)       Market Information.

     The Company is not presently trading on an exchange, but has applied to have its common stock quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

(b)      Holders.

     As of November 1, 2001 the Company had 156 shareholders of record of its 11,646,958 outstanding shares of common stock, 10,252,262 of which are restricted Rule 144 shares and 1,376,556 of which are free-trading and 18,140 of which are control shares. Of the Rule 144 shares, 7,133,048 shares have been held by affiliates of the Company for more than one (1) year.

(c)      Dividends.

     The Company has never paid or declared any dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings

     No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

         None.

Item 4. Recent Sales of Unregistered Securities

     The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

     The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of common stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of
Section 13 or 15(d) of the Securities Act of 1934, as amended, (b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

     The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of common stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

     The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements; (iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

     The Company relied upon Section 460-44A-506 of the Washington Code for several transactions. The facts relied upon to make the Washington Exemption applicable include the following: (i) the Company filed a completed SEC Form D with the Washington Department of Financial Institutions, Securities Division;
(ii) the Form was filed not later than 15 days after the first sale; and (iii) the Company executed a Form U-2 consent to service of process, and (iv) the Company paid an appropriate filing fee of $300.00 to the Washington State Treasurer. (the "Washington Exemption").

     In April 1996, prior to its acquisition by the Company, MSIW executed a promissory note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of eighteen thousand dollars ($18,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by July 31, 1996.

     In July 1996, prior to its acquisition of MSIW, the Company sold 1,200,000 shares of its common stock to one hundred nineteen (119) individuals for a total of $12,000. The total offering price was $12,000. There were no underwriting discounts or commissions paid or given in connection with such offering. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section 502.203 (9) of the Iowa Code,
Section 80A.15(Subd. 2)(h) of the Minnesota Code, Section 49:3-50 (b)(9) of the New Jersey Code, Section 90.530(11) of the Nevada Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and Section 551.23 (11) of the Wisconsin Code. No state exemption was necessary for the sales made to Aruban, Bahamian, Canadian, French or Taiwanese investors.

     The facts upon which the Company relied in Iowa are: (1) Sales were made to less than thirty-five (35) purchasers in Iowa, exclusive of purchasers by bona fide institutional investors for their own account for investment in a period of twelve (12) consecutive months; (2) The issue was not an issue of: (a) fractional undivided interests in oil, gas, or other mineral leases, rights, or royalties or (b) interests in a partnership organized under the laws of or having its principal place of business in a foreign jurisdiction; (3) The issuer reasonably believed that all buyers in Iowa purchased for investment; (4) Commission or other remuneration was not paid or given, directly or indirectly, for the sale, except as was permitted by the administrator by rule; and (4) The issuer or a person acting on behalf of the issuer did not offer or sell the securities by any form of general solicitation or advertising.

     The facts upon which the Company  relied in Minnesota  are as follows:  (1)
(a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) the securities were not advertised for sale to the general public; and (2) (a) the issuer did not make more than twenty-five (25) sales of its securities according to the Minnesota exemption, exclusive of sales pursuant to clause (1), during any period of twelve (12) consecutive months; (b) filed with the Commissioner, ten
(10) days before any sale, a Statement of Issuer" form;

(c) filed the appropriate filing fee; and (d) no commission or remuneration was paid in connection with a sale.

     The facts upon which the Company relied in New Jersey are as follows: the transaction was part of an issue in which (a) there were no more than ten (10) sales in New Jersey during any period of twelve (12) consecutive months; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; and (d) no commission or remuneration was paid in connection with a sale.

     The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than twenty-five (25) purchasers in Nevada, other than those designated in subsection 10, during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection 10, were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, other than those designated in subsection 10, and the transaction was part of an aggregate offering that does not exceed $500,000 during any twelve (12) consecutive months.

     The Company relied upon a South Carolina exemption from registration, which states: any transaction was pursuant to an offer directed by the Mariculture to not more than twenty-five (25) persons, other than those designated in item (8) of this section, in this State during any period of twelve (12) consecutive months, and (a) the seller reasonably believed that all the buyers in South Carolina, other than those designated in item (8) of this section, are purchasing for investment and (b) no commission or other remuneration was paid or given directly or indirectly for soliciting any prospective buyer in South Carolina, other than those designated in item (8) of this section; but the Securities Commissioner may by rule or order, as to any security or transaction or any type of security or transaction, withdraw or further condition this exemption, increase or decrease the number of offerees permitted or waive the conditions in clauses (a) and (b) with or without the substitution of a limitation on remuneration and the Securities Commissioner, further, may require persons claiming this exemption to notify him in writing of the claim of exemption, the number of offers extended and to whom made at any point during the offering process.

     The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen (15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

     The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

     The facts upon which the Company  relied in Wisconsin  are as follows:  (1)
(a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

     In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted common stock valued at $8,800 to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, the Florida Exemption, the Georgia Exemption, Rule ###-##-#### of the Oregon Code and the Washington Exemption.

     The facts relied upon to make the Oregon Exemption available include the following: (i) the Company filed a completed SEC Form D with the Oregon Department of Consumer & Business Services, Division or Finance and Corporate Securities; (ii) the Form was filed not later than fifteen (15) days after the first sale; and (iii) the Company paid an appropriate filing fee based on the amount of the offering.

     In January 1997, the Company executed a second promissory note in favor of William Evans, the Company's then present Vice President of Sales, in the amount of ten thousand dollars ($10,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by April 30, 1997.

     In April 1997, the Company executed a third promissory note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of twenty-two thousand dollars ($22,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by December 15, 1997.

     In July 1997, the Company issued 31,000 shares of its restricted common stock valued at $7,750 to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code.

     The facts relied upon to make the Arizona Exemption available include the following: (i) units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising; (v) the Company filed a completed SEC Form D with the Arizona Corporation Commission signed by a person duly authorized by the issuer; (vi) the Forms were filed not later than fifteen
(15) days after the first sale of the securities in Arizona; (vii) the Company paid an appropriate filing fee of $250.00 to the Arizona Corporation Commission.

     In July 1997, the Company issued 10,766 shares of its restricted common stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2.

     The facts relied upon to make the New Mexico Exemption available include the following: (i) the Company filed a completed SEC Form D with the New Mexico Securities Division; (ii) the Company executed a Form U-2 consent to service of process in the state of New Mexico; (iii) the forms were filed not later than fifteen (15) days after the first sale of the securities in New Mexico; and (iv) the Company paid an appropriate filing fee of $350.00.

     In July 1997, the Company issued 14,946 shares of its restricted common stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In August 1997, an agreement was entered into whereby the Company issued 54,027 shares of its common stock to Stephen Jaeb in exchange for the cancellation of a debt by the Company to Mr. Jaeb in the amount of $54,027. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and the Florida Exemption.

     In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted common stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code.

     The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months; (B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

     In October 1998, the Company agreed to issue 17,400 shares of its restricted common stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in

January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In December 1998, the Company sold 1,409 shares of its restricted common stock to three (3) investors for a total of $1,409. No offering memorandum was used in connection with these sales. No underwriting discount or commission was paid or given. The total offering price was $1,409. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 109.13 of the Texas Code.

     The facts relied upon to make the Texas Exemption available include the following: (i) the Company filed a completed SEC Form D with the Texas State Securities Board; (ii) the Form was filed not later than 15 days after the first sale; (iii) the Company provided the State Securities Board a copy of the information furnished by the Company to the offerees, (iv) the Company executed a Form U-2 consent to service of process; and (v) the Company paid an appropriate filing fee to the State Securities Administrator.

     From December 1998 through April 1999, the Company sold 93,069 shares of its unrestricted common stock to twenty-two (22) investors for a total of $93,069. The aggregate offering price was $93,069. No underwriting discounts or commissions were paid or given in connection with such offering. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption, the Georgia Exemption,
Section 59.035(12) of the Oregon Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 551.23 (11) of the Wisconsin Code.

     The facts upon which the Company relied in Colorado are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

     The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months; (B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

     The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve (12) month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48-2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

     The facts upon which the Company  relied in Wisconsin  are as follows:  (1)
(a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

     In April 1999, the Company issued 27,000 shares of its unrestricted common stock to Neil Rand in connection with his production of a corporate profile. The services rendered were valued at $6,750. The shares were issued pursuant to
Section 3(b) of the Act, Rule 504 and the Florida Exemption.

     In February 2000, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted common stock to Sanford Tager, President of Methow Valley Excavating, Inc. in connection with their agreement dated September 1999 to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     January 2000 through April 2000, the Company sold 32,000 shares of its Restricted common stock to seven (7) investors for a total of thirty-two thousand dollars ($32,000). No underwriting discounts or commissions were paid or given in connection with such sales. The aggregate offering price was $32,000. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code, Section 80 A.15 Subd. 2(h) of the Minnesota Code, Section 109.13 of the Texas Code, and the Washington Exemption.

     The facts relied upon to make the California Exemption available include the following: (i) the Company filed a completed SEC Form D with the California Department of Corporations; (ii) the Company executed a Form U-2 consent to service of process in the state of California; (iii) the forms were filed not later than fifteen (15) days after the first sale of the securities in California; and (v) the Company paid an appropriate filing fee.

     The facts relied upon to make the Minnesota Exemption available include the following: (i) bad boy provisions of the rule apply to the Company; (ii) no commission or other remuneration was paid for soliciting any prospective buyer;
(iii) the Company filed a completed SEC Form D with the Minnesota Department of Commerce signed by a person duly authorized by the issuer; (iv) the Company executed a Form U-2 consent to service of process in the state of Minnesota; (v) the Forms were filed not later than fifteen (15) days after the first sale of the securities in Minnesota; (vi) the Company paid an appropriate filing fee of $50.00 to the Minnesota Department of Commerce.

     The facts relied upon to make the Texas Exemption available include the following: (i) the Company filed a completed SEC Form D with the Texas State Securities Board; (ii) the Form was filed not later than fifteen (15) days after the first sale; (iii) the Company provided the State Securities Board a copy of the information furnished by the Company to the offerees, (iv) the

Company executed a Form U-2 consent to service of process; and (v) the Company paid an appropriate filing fee to the State Securities Administrator.

     In March 2000, the Company issued 250,000 shares of its restricted common stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were not valued by the Company because the shares are being held in escrow, although the Company has booked legal expenses in the amount of $80,000. The shares were issued pursuant to Section 3(b), Rule 701 and the Florida Exemption.

     For purposes of Rule 701, the facts upon which the Company relied are: (i) The offer was under a written compensatory benefit plan or contract established by the issuer for the participation of its consultants and advisors; (ii) the consultants and advisors were providing services to the issuer at the time the securities were offered; (iii) the consultants and advisors were natural persons; (iv) the consultants and advisors provided bona fide services to the issuer; (v) the services were not in connection with the offer or sale of securities in a capital-raising transaction; (vi) the consultants and advisors did not directly or indirectly promote or maintain a market for the issuer's securities; and (vii) the aggregate sales price during a consecutive twelve (12) month period did not exceed the greater of: (a) $1,000,000; (b) fifteen percent (15%) of the total assets of the issuer; or (c) fifteen percent (15%) of the outstanding amount of the class of securities being sold.

     In March 2000, the Company executed a promissory note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company between 1995 and 2000 for working capital purposes. The Note was payable on demand. In April 2000, by mutual agreement of the parties, the Company cancelled the March note due to certain inaccuracies in the note. It was replaced by a note dated April 3, 2001 in the amount of $12,400.97. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In March 2000, the Company executed a promissory note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company between 1995 and 1999 for working capital purposes. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted common stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board.

     In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In November 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     Due to the results achieved to date and the fact that the SARGO system does not discharge untreated waste into the surrounding waters, several environmental groups in the United States and Canada have been in contact with the Company. The Company has engaged Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive development and production of a functional water driven, integrated commercial flow-through effluent handling device to capture, separate and consolidate the water borne waste originating from a SARGO fish farming system. This device is to improve upon and replace existing energy intensive technology currently being used in the SARGO System. Websters' Inc. is to provide technical support to the integration and installation of the resulting device into the current design of SARGO commercial fish rearing vessels. Websters' Inc agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted common stock of the Company in Lieu of cash payment at a rate of one hundred (100) share for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. received an initial deposit in advance against the consulting agreement of one thousand
(1,000) shares of restricted common stock of the Company. Websters' Inc. received the deposit of restricted common stock in order to reserve time to develop advanced environmental waste handling concepts and to provide advice as customers request options. To date, no services have been provided and no payments or accruals have been necessary. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the consulting agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokered transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 460- 44A-506 of the Washington Code.

     In January 2001, the Company issued 100 shares of the Company's common stock each to David Meilahn, Don Jonas and Robert Janeczko for services rendered to the Company in the third fiscal quarter of year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and the Washington Exemption.

     The facts relied upon to make the Illinois Exemption applicable include the following: (i) The offer, sale or issuance was to a person who was or was reasonably believed to be a director, executive officer, or general partner of the issuer of the securities being offered or sold .

     In January 2001, the Company issued 31,167 shares to Richard Luce as compensation in lieu of salary for services rendered to the Company through year 2000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In February 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In April and May 2001, the Board of Directors authorized the issuance of 200 shares each to David E. Meilahn, Don N. Jonas and Robert J. Janeczko for their service to the Company during the fourth fiscal quarter 2000 and the first fiscal quarter 2001. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, Section 4[5/4]S of the Illinois Code and the Washington Exemption.

     The facts relied upon to make the Illinois Exemption applicable include the following: (i) The offer, sale or issuance was to a person who was or was reasonably believed to be a director, executive officer, or general partner of the issuer of the securities being offered or sold .

     In June 2001, David E. Meilahn, the Company's current President, Secretary, Treasurer and Chairman assigned the patent for the SARGO system to the Company in exchange for 1,000,000 shares of the Company's restricted common stock and $30,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In June 2001, the Company's Board of Directors approved issuance of 26,069 shares of its common stock to David Meilahn, the Company's current President, Secretary and Chairman as payment for $21,064.34 in expenses plus $5,004.46 in interest. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In June 2001, the Company's Board of Directors approved issuance of 8,675 shares of its common stock to three (3) persons, as payment for $8,373.31 in expenses plus $301.69 in interest incurred by Richard Luce, the Company's current Secretary and Vice-President of Sales and Marketing. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506, the Florida Exemption, the Washington Exemption and Section 551.23(19) of the Wisconsin Code.

     The facts upon which the Company relied in Wisconsin are as follows: (a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

     In August 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In September 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of two thousand five hundred dollars ($2,500) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In October 2001, the Company executed a promissory note in favor of Elaine Meilahn in the amount of four thousand dollars ($4,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Washington Exemption.

     In October 2001, the Company sold a total of 6,000 shares of its restricted common stock to two (2) investors for a total of $6,000. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 551.23(19) of the Wisconsin Code.

         The facts upon which the Company relied in Wisconsin are as follows:
(a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

Item 5. Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that: The directors shall be protected from personal liability to the fullest extent permitted by law.

     The Florida Statutes ("FS") provide that: (1) A corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any contender or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of fact that he is or was a director, officer, employee, or agent of another corporation, or is or was serving at the request of the corporation as a director, director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceed, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized is such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

     (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

          (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

          (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

          (c) By independent legal counsel:

               1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

               2. If a quorum of the directors  cannot be obtained for paragraph
          (a) and the committee cannot designate under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

          (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

     (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

     (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

     (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

          (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

          (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

          (c) In the case of a director, a circumstance under which the liability provisions ofss. 607.0834 are applicable; or

          (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

     (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses incurred in seeking court ordered indemnification or advancement of expenses, if it determines that:

          (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

          (b)  The  director,   officer,  employee,  or  agent  is  entitled  to
     indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

          (c) The director, officer, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection
     (2), or subsection (7).

     (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to such constituent corporation of its separate existence had continued.

     (11) For purposes of this section:

          (a) The term "other enterprises" includes employee benefit plans;

          (b) The term "expenses" includes counsel fees, including those for appeal;

          (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

          (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

          (e) The term "agent" includes a volunteer;

          (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

          (g) The term ""not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

     (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

PART F/S

     The Financial Statements of Mariculture required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.




                 [Balance of this page intentionally left blank]

                                 C O N T E N T S



                                                                           Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS............................3


FINANCIAL STATEMENTS

           BALANCE SHEETS.....................................................5

           STATEMENTS OF OPERATIONS...........................................6

           STATEMENT OF STOCKHOLDERS' DEFICIT.................................7

           STATEMENTS OF CASH FLOWS...........................................8

           NOTES TO FINANCIAL STATEMENTS......................................9

               Report of Independent Certified Public Accountants



Board of Directors
MariCulture Systems, Inc.

We have audited the accompanying balance sheet of MariCulture Systems, Inc. (the Company and a development stage company) as of December 31, 2000, and the related statement of operations, stockholders' deficit, and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of MariCulture Systems, Inc. as of December 31, 1999 and for the year then ended, including cumulative results of operations, statement of stockholders' equity and cash flows from inception (August 25, 1994) through December 31, 1999, were audited by other auditors whose report dated May 10, 2000, expressed an unqualified opinion with an explanatory paragraph addressing a substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MariCulture Systems, Inc., as of December 31, 2000, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note B to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit of $1,192,416 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP
GRANT THORNTON LLP
Seattle Washington
March 2, 2001

MOSS ADAMS LLP


C E R T I F I E D  P U B L I C  A C C O U N T A N T S



INDEPENDENT AUDITOR'S REPORT


Mariculture Systems, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Mariculture Systems, Inc., a development stage company, as of December 31, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended and for the period from inception (August 24, 1994) to December 31, 1999 (which are not presented herein), and in our report dated May 10, 2000, we expressed a going concern opinion on those financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariculture Systems, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has a working capital deficiency and faces uncertain conditions regarding its ability to transition from a development stage company to an operating entity that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Moss Adams LLP
Everett, Washington
May 10, 2000

                            MariCulture Systems, Inc.
                          (A development stage company)

                                 BALANCE SHEETS

                                  December 31,

                                     ASSETS


                                                                       2000                 1999
                                                                    -------------     ----------------
CURRENT ASSETS
Cash                                                                       $7,232               $2,373
Receivable                                                                    570                   -
                                                                    -------------     ----------------

Total current assets                                                        7,802                2,373

TEST FACILITY EQUIPMENT, at salvage value                                  55,429               55,429
                                                                    -------------     ----------------

Total assets                                                              $63,231              $57,802
                                                                    =============     ================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
Notes payable - related party                                             $97,296             $78,765
Notes payable - other                                                      10,000              10,000
Accounts payable - trade                                                  252,316             158,874
Accounts payable - related party                                           23,695              18,016
Payables to stockholders                                                   17,500              26,200
Accrued liabilities                                                        34,267                  -
Accrued interest                                                           63,809              47,000

Total current liabilities                                                 498,883             338,855
                                                                    -------------     ---------------

COMMITMENTS                                                                    -                   -

STOCKHOLDERS' DEFICIT
Preferred stock, par value $.001; 1,000,000 shares authorized;
no shares issued or outstanding                                                -                   -
Common stock, par value $.001; 20,000,000 shares authorized                10,314              10,285
Additional paid-in capital                                                746,450             725,849
Accumulated development stage deficit                                  (1,192,416)         (1,017,187)
                                                                    -------------     ---------------

Total stockholders' deficit                                              (435,652)           (281,053)
                                                                    -------------     ---------------

Total liabilities and stockholders' deficit                               $63,231             $57,802
                                                                    =============     ===============



The accompanying notes are an integral part of these statements.

                            MariCulture Systems, Inc.
                          (A development stage company)

                            STATEMENTS OF OPERATIONS




                                                                                Cumulative results
                                                                                 of operations
                                              Year ended December 31,            since inception
                                       ----------------------------------

                                          2000                  1999            (August 25, 1994)
                                       ---------------     -----------------    -----------------------
OPERATING EXPENSES
General and administrative                    $158,429                $9,820                   $499,380
Research and development                            -                  3,851                    629,289
                                       ---------------     -----------------    -----------------------

Total operating expenses                       158,429                13,671                  1,128,669
                                       ---------------     -----------------    -----------------------

NET LOSS FROM OPERATIONS                     (158,429)              (13,671)                (1,128,669)

INTEREST INCOME                                      9                    -                       7,200

INTEREST EXPENSE                              (16,809)              (13,000)                   (70,947)

NET LOSS                                    $(175,229)             $(26,671)               $(1,192,416)
                                       ===============     =================    =======================

LOSS PER COMMON SHARE - BASIC
AND DILUTED                                    $(0.02)               $(0.00)
                                       ===============     =================










The accompanying notes are an integral part of these statements.

                            MariCulture Systems, Inc.
                          (A development stage company)

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                    Since inception through December 31, 2000


                                                                                                 Accumulated
                                                                                Additional      development
                                                         Common stock            paid-in           stage
                                                   ----------------------

                                                    Shares       Amount         capital          deficit          Total
                                                   ------------  -----------    ------------    --------------   ------------
Sale of common stock in 1995                          1,640,000       $1,640        $431,321                         $432,961

Issuance of common stock to founders in 1995          8,213,080        8,212          (8,212)

Sale of common stock in 1996                            130,000          130          32,370                           32,500

Issuance of common stock to founders in 1996          1,200,000        1,200         (1,200)

Issuance of common stock for services in 1996            10,766           11           3,074                            3,085

Share exchange agreement of MSIW in August 1996     (10,075,354)     (10,075)         10,075

Share exchange agreement of MSIW in August 1996       8,800,000        8,800          (8,800)

Sale of common stock in 1997                            186,978          187         145,741                          145,928

Issuance of common stock for services in 1997           126,747          127          68,933                           69,060

Issuance of common stock for services in 1998            20,600           21          20,579                -          20,600

Sale of common stock in 1999                             32,000           32          31,968                -          32,000

Net loss since inception through December 31, 1999                                                 (1,017,187)     (1,017,187)
                                                   ------------  -----------    ------------    --------------   ------------

Balance at December 31, 1999                         10,284,817       10,285         725,849       (1,017,187)       (281,053)

Issuance of 17,400 common stock shares for
services on January 20, 2000                             17,400           17           8,683                -           8,700

Issuance of 11,930 common stock shares for
services on February 29, 2000                            11,930           12          11,918                -          11,930

Issuance of shares into escrow on March 21, 2000        250,000           -               -                 -              -

Net loss for the year ended December 31, 2000                -            -               -          (175,229)       (175,229)
                                                   ------------  -----------    ------------    --------------   ------------

Balance at December 31, 2000                         10,564,147      $10,314        $746,450      $(1,192,416)     $ (435,652)
                                                   ============  ===========    ============    ==============   ============



The accompanying notes are an integral part of this statement.

                            Mariculture Systems, Inc.
                          (A development stage company)

                            STATEMENTS OF CASH FLOWS


                                                                                            Cumulative results
                                                                                               of operations

                                                            Year ended December 31,           since inception
                                                           -----------------------------

                                                              2000             1999         (August 25, 1994)
                                                           -------------- --------------  -------------------
Increase (Decrease) in Cash
Cash flows from operating activities

  Net loss                                                    $  (175,229)    $  (26,671) $        (1,192,416)

  Adjustments to reconcile net loss to net cash used in

     operating activities:

       Issuance of common stock for services                       20,630              -              113,375
       Depreciation and write down of test facility                     -              -              441,892
       Changes in assets and liabilities

          Accounts receivable                                       (570)              -                 (570)
          Payables to shareholders                                 (8,700)             -               (8,700)
          Accounts payable and accrued liabilities                150,197         21,873              370,070
                                                           -------------- --------------  -------------------


           Net cash used in operating activities                  (13,672)        (4,798)            (276,349)


Cash flows from investing activities

  Purchase of test facility components                                  -         (2,929)            (497,321)
                                                           -------------- --------------  -------------------


           Net cash used in investing activities                        -         (2,929)            (497,321)


Cash flows from financing activities

  Proceeds from notes payable                                      18,531          7,950              111,313
  Proceeds from sale of common stock                                    -          2,000              643,389
  Proceeds from unissued shares                                         -              -               26,200
                                                           -------------- --------------  -------------------


           Net cash provided by financing activities               18,531          9,950              780,902
                                                           -------------- --------------  -------------------


Net increase in cash                                                4,859           2,223               7,232



Cash at beginning of period                                         2,373             150                   -
                                                           -------------- --------------- -------------------



Cash at end of period                                        $      7,232      $    2,373 $             7,232
                                                           -------------- --------------- -------------------



Noncash financing activities

  Unissued shares payable exchanged for common stock         $      8,700      $  30,000  $            38,700
                                                           -------------- --------------  -------------------



The accompanying notes are an integral part of these statements.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE A - SUMMARY OF ACCOUNTING POLICIES

MariCulture Systems, Inc. (the Company), a Florida Corporation (incorporated on July 8, 1996), was organized to develop and market products based on proprietary aquaculture technology (SARGO(TM)). On August 22, 1996, the Company entered into a share exchange agreement with the stockholders of MariCulture Systems, Inc.
(MSIW), a Washington Corporation (incorporated on August 25, 1994), for the exchange of 100% of MSIW stock for shares in the Company. MSIW became a wholly-owned subsidiary, which was administratively dissolved on September 19, 1997. Cumulative results are reported since the inception date of MSIW.

The Company completed research in regards to its proprietary technology during 1999 and is developing its marketing plans. The Company has filed a Form 10-SB with the SEC on September 13, 2000, and the Company is currently in the process of answering SEC comments.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.   Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2.   Research and Development

     Research and development (R&D) costs are expensed as incurred.

3.   Test Facility Equipment

Test facility equipment consists of a non operating test facility and is stated at the net salvage value with no depreciation taken for financial statement purposes. Management believes the carrying amount of the asset will be recovered through a future sale of the equipment.

4.   Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable, accrued expenses and notes payable approximate fair value because of the short-term maturities of these items. The carrying amounts of current obligations approximate the fair market value due to either the short-term maturity of the obligation or the interest rate changes with market interest rates.

5.   Loss Per Share

Basic loss per share is based on the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding was 10,521,486 for 2000, 10,268,817 for 1999 and 8,616,658 from inception through December 31, 2000. Diluted loss per share is not presented because the effect would be anti-dilutive. At December 31, 2000 and 1999, there were no common stock equivalents outstanding.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

6.   Stock-Based Compensation

The Company accounts for its stock-based compensation plan in accordance with Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation, for disclosure purposes. The Company accounts for its stock-based compensation issued to non-employees in accordance with par. 8-10 of SFAS No. 123 and EITF 96-18; thus, valuing equity securities issued to non-employees based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

7.   New Accounting Pronouncements

In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principles Board Opinion No. 25 (APB 25). FIN 44 is effective for transactions occurring after July 1, 2000. Amongst other things, FIN 44 provides guidance on determining whether an individual would considered to be an employee or non-employee for the purposes of applying this interpretation. In accordance with FIN 44, equity securities issued to a company's board members in compensation for their board member services are to be treated as securities issued to employees. The application of FIN 44 did not have an impact on the Company's financial statements.

8.   Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

9.   Reclassifications

Certain reclassifications of the prior year information have been made to conform to the current year classifications.


NOTE B - MANAGEMENT PLANS

The Company is a development stage company as defined under Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establishing a new business in the aquaculture industry and its planned operations have not commenced and, accordingly, no operating revenues have been derived to date. The Company has incurred recurring losses from operations and has a total accumulated development stage deficit of $1,192,416 at December 31, 2000. The development of the Company's technology and products will continue to require a commitment of substantial funds.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE B - MANAGEMENT PLANS - Continued

However, the rate at which the Company expends its resources is variable, may be accelerated, and will depend on many factors. The Company will need to raise substantial additional capital to fund its operations and may seek such additional funding through public or private equity or debt financing. There can be no assurance that such additional funding will be available on acceptable terms, if at all. The Company's continued existence as a going concern is ultimately dependent upon its ability to secure additional funding for
completing   and  marketing  its  technology  and  the  success  of  its  future operations.

The Company is working with Canadian and United States governmental agencies and aquaculturists to establish demonstration sites for its SARGO(TM) technology. These demonstration sites will be fully operating farms with agreements permitting use by the Company's sales, marketing, and research and engineering departments. The tentative site locations are on the West Coast of Vancouver Island, British Columbia, and on the East Coast in the New England States. The Company expects that one or both of these sites will be operational in 2001. Several inquiries have been received to provide modified SARGO(TM) reservoirs to directly replace nets in existing net pen farms. Successful adaptation of the Company technology could lead to new product lines and revenue streams.

The Company plans to obtain partial financing through the sale of up to 100,000 shares of restricted stock issued prior to completion of the SEC registration. Additional financing is expected to be obtained through the sale of registered securities after approval by the SEC. All farm sales are predicated on receipt of an up- front deposit and progress payments as a project advances through the engineering, fabrication, and installation stages. The Company has received notification from several potential investors that they are interested in investing in the Company upon the Company's successful registration with the SEC.


NOTE C - PATENTS AND LICENSES

On December 21, 1997 the Company entered into a license agreement with the Company's president for the use of his patent covering the "aquaculture system" technology the Company is currently marketing under SARGO(TM). This agreement stated that the Company would pay a non-refundable up-front payment of $200,000 on the date of the agreement and then a royalty of 3% of gross sales on systems sold by the Company. This agreement was rescinded on December 21, 2000. As the Company did not record the grant of the original license, no adjustment was made upon its rescission. Subsequent to December 31, 2000, the Company entered into a negotiation of a new patent agreement. See note K (2) for additional information.


NOTE D - NOTE PAYABLE

The Company has $10,000 in unpaid principal balance on a note payable from a third party. This note accrues 500 shares of stock a month for any unpaid balance in lieu of interest. As of December 31, 2000 and 1999, the Company had accrued 23,500 and 17,500 shares respectively, which was recorded as accrued interest of $23,500 and $17,500 as of December 31, 2000 and 1999, respectively. This note originally had a maturity date of August 1997, which was not met. The note is currently due on demand and the Company is liable for legal expenses of the lender if legal action for payment is pursued.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE E - STOCKHOLDERS' LOANS AND RELATED PARTY PAYABLES

As of December 31, 1999, the Company had $78,765 in unpaid principal balances on six related party notes payable. Of this amount, $31,371 was borrowed from the Company's president and his spouse. The remaining $47,394 was borrowed from a former employee and current stockholder. During the year ended December 31, 2000, the Company borrowed an additional $18,531 from the president's spouse. The notes totaled $97,296 as of December 31, 2000 and have a 10% interest rate. Three of the notes to the former employee stipulated repayment dates, which the Company defaulted on. Per the note agreements, the Company is liable for legal expenses of the former employee if he should pursue legal action to collect the notes. Two of these notes contain a clause were the Company is required to make payments from up to 15% of the proceeds received by the Company from financings or sales. Currently, all notes are due on demand. Accrued interest on these notes totaled $40,309 and $29,500 as of December 31, 2000 and 1999, respectively.

The Company has related party payables totaling $23,695 and $18,016 as of December 31, 2000 and 1999, respectively. These amounts represent expenses incurred by stockholders and employees to be reimbursed by the Company.


NOTE F - PAYABLES TO STOCKHOLDERS

The Company received funds in 1995 through 1999 from stockholders for the purchase of common stock of the Company. These funds were deposited by the Company, but no stock had been issued to the stockholders. The Company has made attempts to locate these stockholders and issue stock to them for their investment. Until the stockholders are located these funds are recorded as payables to stockholders. As of December 31, 2000 and 1999, the Company had payables to stockholders for $17,500 and $26,200, respectively.


NOTE G - SHARES IN ESCROW

The Company entered into a verbal agreement with corporate counsel in which, 250,000 shares of restricted common stock were issued into escrow for legal services. Once these shares become freely trading, the attorneys will sell the stock and apply all proceeds against outstanding payables to the attorneys. As of December 31, 2000 and 1999, the outstanding payables to the attorneys were $80,000 and $0, respectively. Shares issued in escrow were included in earnings per share computation for the year ended December 31, 2000 and since inception through the year ended December 31, 2000, as of the date of their issuance.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE H - INCOME TAXES

The Company records income taxes using the asset and liability method of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. At December 31, 2000, an operating loss carryforward of approximately $1,280,000 expiring from 2009 to 2019 is available to offset future taxable income. For financial reporting purposes, a valuation allowance of $537,900 has been recorded to offset the deferred tax asset related to those carryforwards and other net deferred tax assets. This represents an increase of approximately $59,500 from the allowance recorded at December 31, 1999.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows at December 31:

                                                          2000                      1999
                                                      -----------------         -----------------
Deferred tax assets:
Net operating loss carryforward                       $      361,200            $      329,800
Amortization and depreciation                                  5,400                    10,700
Accrued salaries                                              11,700                        -
Accrued interest payable                                      21,700                        -
Research and experimentation credit carryforward              62,900                    62,900
Valuation allowance                                         (462,900)                 (403,400)
                                                      -----------------         -----------------
                                                      $            -            $           -
                                                      =================         =================

The income tax benefit reconciled to the tax computed at the statutory federal rate were as follows for the year ended December 31, 2000:

Tax benefit at statutory rate                          $   (59,600)
Miscellaneous non-deductible items                             100
Other                                                            -
Valuation allowance                                         59,500
                                                       ---------------
                                                       $        -
                                                       ===============

Internal Revenue Code Section 382 place a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than a 50% change in ownership). As a result of these provisions, utilization of the NOL and tax credit carryforwards may be limited.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999



NOTE I - COMMITMENTS

1.   Employment Agreements

On September 1, 2000, the Company entered into a four-year employment agreement with an employee expiring in December 2004. The agreement has specified annual compensation levels ranging from $93,000 to $115,000 and includes a noncompetition clause.

2.   Board Member Compensation

On March 10, 2000 the Company granted compensation of 100 shares of common stock to each member of the Board of Directors for each quarter of service starting with the third quarter of the year ended December 31, 2000. The Company granted 300 shares for both the third and fourth quarters of 2000 subsequent to December 31, 2000.


NOTE J - STOCK OPTIONS

The Company has not established a formal Stock Option Plan. However, a total of 100,000 options for purchase of common stock of the Company were granted to an employee on September 1, 2000. These options vest ratably over four years have an exercise price of $4.00 a share and a term of seven years.

The following is a summary of stock option information:

                                                             Year ended
                                                            December 31,
                                                                2000
                                                         -----------------
Outstanding at beginning of year                                   -
Granted at $4.00 per share                                    100,000
Exercised                                                          -
Forfeited or canceled                                              -
Expired                                                            -
Outstanding at the end of the year                           100,000
                                                         ================

Weighted-average options exercise price per share        $         4.00
Weighted-average fair value of stock options issued      $          .02
Options exercisable                                                  -

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999



NOTE J - STOCK OPTIONS - Continued

The Company accounts for its stock-based compensation plan in accordance with Accounting Principle Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation, for disclosure purposes. In accordance with the disclosure requirements of SFAS No. 123, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%, dividend yield and volatility of 25%, and expected life of seven years. Pro forma effect of options earned through December 31, 2000, was approximately $230.

On January 20, 2000, the Company issued 17,400 shares of its voting common stock to a spouse of its president in consideration for bookkeeping services performed during the years ended December 31, 1995 through 1998. Based on the original agreement reached between the Company and contractor, two shares of the Company's voting common stock were to be issued for each dollar billed. The Company inadvertently omitted recording this liability until the shares were issued. Due to immaterial effect on the opening retained deficit, all associated expenses were recorded during the year ended December 31, 2000. In accordance with guidance of SFAS 123, the transaction was recorded based on the value of securities granted (which was deemed to be more reliably measurable), using the estimated fair value during the period ended December 31, 1998, of $.50 per share, resulting in total expenses of $8,700.

On February 29, 2000, the Company issued 11,930 shares of its voting common stock to a contractor in consideration for excavation services performed. In accordance with guidance of SFAS 123, the associated expenses were measured based on the value of the shares issued (which was deemed to be more reliably measurable) and resulted in total expenses of $11,930.


NOTE K - SUBSEQUENT EVENTS

1.         Consulting Agreements

The Company entered into two consulting agreements subsequent to December 31, 2000. One agreement is for engineering services and technical support for the construction of the Company's product. The consultant is to be paid in common stock at a rate of 100 shares for each hour of service performed through December 1, 2002. On January 2, 2001, the Company authorized the issuance of 1,000 shares as a deposit for services.

On February 13, 2001, the Company authorized the issuance of 25,000 shares as payment for public relations services to be rendered by an unrelated third party.

                            MariCulture Systems, Inc.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE K - SUBSEQUENT EVENTS - Continued

2.   Patent and License Agreement

On June 6, 2001, the Company negotiated a purchase of the patent for the "aquaculture system" currently marketed under SARGO(TM) (see note C) from its president and majority shareholder. Under the terms of the new agreement, the patent was sold to the Company in exchange for 1,000,000 shares of the Company's voting common stock and $30,000 payable in cash. Due to related party nature of the transaction, the Company recorded the patents at transferor's cost of $30,000 with a corresponding payable of $30,000, and recognized the issuance of shares as a transfer of par value from additional paid in capital into common stock subscribed. The shares were included in earnings per share computations for the six months ended June 30, 2001 and from inception through June 30, 2001 (presented in the Form 10QSB filed by the Company on August 14, 2001) as of June 30, 2001.

3. Payment of Payroll Liability

In January 2001, the Company issued 31,167 shares to a Company employee in satisfaction of accrued wages owed to the employee at December 31, 2000.

4.   Note Payable

On February 8, 2001, the Company executed a note payable to the spouse of the Company's president in the amount of $5,000. The note is payable on demand and bears an interest rate of 12% per annum.

PART III

Item 1.           Index to Exhibits

Exhibit No.     Description
------------------------------------------------------------------------------------------------------------
3.(i).1  [1]      Articles of Incorporation of Mariculture Systems, Inc. filed July 8, 1996.

3.(ii).1 [1]      Bylaws of Mariculture Systems, Inc.

4.1      [1]      Promissory Note in the amount of $18,000 bearing 10% interest in favor of William
                  Evans dated April 1996.

4.2      [1]      Form of Private Placement Offering of 1,200,000 common shares at $0.01 per share.

4.3      [1]      Promissory Note in the amount of $10,000 bearing 10% interest in favor of William
                  Evans dated January 1997.

4.4      [1]      Promissory Note in the amount of $22,000 bearing 10% interest in favor of William
                  Evans dated April 1997.

4.5      [1]      Form of Private Placement Offering of 985,000 common shares at $1.00 per share.

4.6      [1]      Replaced by Exhibit 4.11.

4.7      [1]      Promissory Note in the amount of $21,970 bearing 12% interest in favor of David
                  Meilahn dated March 2000.

4.8      [1]      Promissory Note in the amount of $10,600 bearing 12% interest in favor of Elaine
                  Meilahn dated August 2000.

4.9      [2]      Promissory Note in the amount of $5,000 bearing 12% interest in favor of Elaine
                  Meilahn dated December 1, 2000.

4.10     [4]      Promissory Note in the amount of $5,000 bearing 12% interest in favor of Elaine
                  Meilahn dated February 8, 2001.

4.11     [4]      Promissory Note in the amount of $12,400.97 bearing 12% interest in favor of Elaine
                  Meilahn dated April 3, 2001.

4.12     *        Promissory Note in the amount of $2,500.00 bearing 12% interest in favor of Elaine
                  Meilahn dated August 22, 2001.

4.13     *        Promissory Note in the amount of $2,500.00 bearing 12% interest in favor of Elaine
                  Meilahn dated September 14, 2001.

4.14     *        Promissory Note in the amount of $4,000.00 bearing 12% interest in favor of Elaine
                  Meilahn dated October 1, 2001.

10.1     [1]      Share Exchange Agreement dated August 1996.

10.2     [1]      Agreement with Corporate Imaging dated July 1997.

10.3     [1]      Agreement with Stephen Jaeb dated August 1997.

10.4     [1]      Agreement with Reinforced Tank Products, Inc. dated April 1998.

10.5     [1]      Void.

10.6     [1]      Agreement with Sanford Tager dated September 1999.

10.7     [1]      Employment Agreement with Rich Luce dated September 2000.

10.8     [2]      Consulting Agreement with Websters' Inc. Dated December 1, 2000.

16.1     [3]      Letter on change of certifying accountant pursuant to Regulation SK, Section
                  304(a)(3)2.

16.2     [3]      Letter from Moss Adams LLP.
-----------------------

[1] Incorporated herein by reference to the Company's Registration Statement on Form 10SB filed September 13, 2000.

[2]  Incorporated   herein  by  reference  to  the   Company's   first   amended
     Registration Statement on Form 10SB filed December 21, 2000.

[3] Incorporated herein by reference to the Company's Current Report on Form 8-K filed on February 26, 2001.

[4] Incorporated herein by reference to the Company's Annual Report on Form 10KSB for the period ended December 31, 2000 filed on April 13, 2001.

(*  Filed herewith)

(b) A report on Form 8-K was filed on February 26, 2001 disclosing a change in the Registrant's Certifying Accountant.

Item 2.                    Description of Exhibits

     The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

                                   SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Mariculture Systems, Inc.
                                  (Registrant)


Date: November 12, 2001

                            By: /s/ David Meilahn
                            -------------------------------------------------
                            David Meilahn, President, Treasurer & Chairman

                            By: /s/ Richard Luce
                            -------------------------------------------------
                            Richard Luce, Secretary & Vice President of
                            Sales & Marketing

                            By: /s/ Robert Janeczko
                            -------------------------------------------------
                            Robert Janeczko, Director